MAGNA LOGO                                      Exhibit 99.1
                                                Magna International Inc.
                                                337 Magna Drive
                                                Aurora, Ontario L4G 7K1
                                                Tel   (905) 726-2462
                                                Fax   (905) 726-7164

                            PRESS RELEASE
             MAGNA ANNOUNCES FOURTH QUARTER AND 2005 RESULTS

February 28, 2006, Aurora, Ontario, Canada . . . Magna International Inc. (TSX: MG.SV.A, MG.MV.B; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2005.
    <<

    -------------------------------------------------------------------------
                                   THREE MONTHS ENDED        YEAR ENDED
                                       DECEMBER 31,          DECEMBER 31,
                                  --------------------- ---------------------
                                     2005       2004       2005       2004
                                  ---------- ---------- ---------- ----------

    Sales                         $ 5,854    $ 5,653    $22,811    $20,653

    Operating income              $   125    $   250(1) $   942    $ 1,125(1)

    Net income                    $    83    $   177(1) $   639    $   676(1)

    Diluted earnings per share    $  0.75    $  1.81(1) $  5.90    $  6.95(1)

    (1) Operating income, net income and diluted earnings per share have been restated to reflect the accounting policy change described in Note 2 of the unaudited interim consolidated financial statements attached to this Press Release.

    -------------------------------------------------------------------------
      All results are reported in millions of U.S. dollars, except per share figures.
    -------------------------------------------------------------------------

    YEAR ENDED DECEMBER 31, 2005
    ----------------------------

    We posted record sales of $22.8 billion for the year ended December 31, 2005, an increase of 10% over the year ended December 31, 2004. The higher sales level for the year ended December 31, 2005 reflects increases of 17% in North American average dollar content per vehicle and 11% in European average dollar content per vehicle, each over the year ended December 31, 2004. During the year ended December 31, 2005, North American vehicle production was essentially level and European vehicle production declined 4%, each in comparison to the year ended December 31, 2004. Complete vehicle assembly volumes increased 1% for the year ended December 31, 2005, compared to the year ended December 31, 2004. However, as a result of lower assembly volumes for all vehicles accounted for on a full cost basis, complete vehicle assembly sales declined 8% or $340 million to $4.1 billion for the year ended
December 31, 2005 compared to $4.5 billion for the year ended December 31, 2004.
    Our operating income was $942 million for the year ended December 31, 2005 compared to $1.1 billion for the year ended December 31, 2004, and we earned net income for the year ended December 31, 2005 of $639 million, compared to $676 million for the year ended December 31, 2004.
    Diluted earnings per share were $5.90 for the year ended December 31, 2005, compared to $6.95 for the year ended December 31, 2004.
    For the year ended December 31, 2005, we generated cash from operations before changes in non-cash operating assets and liabilities of $1.5 billion, and generated $158 million in non-cash operating assets and liabilities. Total investment activities for the year ended December 31, 2005 were $1.2 billion, including $848 million in fixed asset additions, $187 million to purchase subsidiaries and a $127 million increase in other assets.

    THREE MONTHS ENDED DECEMBER 31, 2005
    ------------------------------------

    We posted sales of $5.9 billion for the fourth quarter ended December 31, 2005, an increase of 4% over the fourth quarter of 2004. North American average dollar content per vehicle increased 8% and European average dollar content per vehicle was essentially unchanged, each compared to the fourth quarter of 2004. During the fourth quarter of 2005, North American vehicle production increased 3% and European vehicle production was essentially level, each compared with the fourth quarter of 2004. Complete vehicle assembly volumes increased 12% for the fourth quarter ended December 31, 2005, compared to the fourth quarter of 2004. However, as a result of lower assembly volumes in aggregate for vehicles accounted for on a full cost basis, complete vehicle assembly sales declined 12% or $145 million to $1.1 billion for the fourth quarter of 2005 compared to $1.2 billion for the fourth quarter of 2004.
    Our operating income was $125 million for the fourth quarter of 2005 compared to $250 million for the fourth quarter of 2004, and we earned net income for the fourth quarter ended December 31, 2005 of $83 million, compared to $177 million for the fourth quarter ending December 31, 2004.
    Diluted earnings per share were $0.75 for the fourth quarter ended December 31, 2005, compared to $1.81 for the fourth quarter ending
December 31, 2004.
    During the three months ended December 31, 2005, we generated cash from operations before changes in non-cash operating assets and liabilities of $408 million, and generated $750 million in non-cash operating assets and liabilities. Total investment activities for the third quarter of 2005 were $367 million, including $321 million in fixed asset additions, $19 million to purchase subsidiaries and a $27 million increase in other assets.

    IMPAIRMENT CHARGES, RESTRUCTURING CHARGES AND OTHER CHARGES AND GAINS
    ---------------------------------------------------------------------

    During the years ended December 31, 2005 and 2004, we recorded a number of unusual items, including impairment charges associated with long-lived assets and goodwill, restructuring charges associated with our assessment of our global operating structure and capacity, and other special charges and gains.
    For the years ended December 31, 2005 and 2004, the aggregate net charge before income taxes and minority interest for unusual items totalled
$145 million and $45 million, respectively. On a per share basis, the aggregate net charge for unusual items totalled $1.05 and $0.28, respectively.
    For the fourth quarter ended December 31, 2005 and 2004, the aggregate net charge before income taxes and minority interest for unusual items totalled $157 million and $19 million, respectively. On a per share basis, the aggregate net charge for unusual items totalled $1.07 and $0.06, respectively.
    In addition, we expect to incur additional restructuring and rationalization charges during 2006 in the range of $30 to $40 million, related to activities that were initiated in 2005.
    A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2005 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.
    Siegfried Wolf, Magna's co-Chief Executive Officer commented: "2005 was a year of significant transition for Magna. Following the privatizations of our former public subsidiaries, we completed an assessment of our global operating footprint. While the results of this assessment ultimately had a negative impact on our short-term financial results, we believe management's decisions were necessary to better position us for the future."
    Don Walker, Magna's co-Chief Executive Officer added: "Looking back at 2005, despite difficult industry conditions, including significantly higher commodity costs, lower production volumes on key Magna programs, and increased pressure for price concessions from our customers, we reported solid operating results. This is the result of the hard work and dedication of our employees around the world."

    OTHER MATTERS
    -------------

    Our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended December 31, 2005. The dividend of U.S. $0.38 per share is payable on March 24, 2006 to shareholders of record on March 10, 2006.

    2006 OUTLOOK
    ------------

    All amounts below exclude the impact of any potential future acquisitions.
    Our outlook is unchanged from the outlook provided in our Press Release dated January 12, 2006.
    For the full year 2006, we expect sales to be between $22.0 billion and $23.3 billion, based on full year 2006 light vehicle production volumes of approximately 15.8 million units in North America and approximately
15.8 million units in Europe. Full year 2006 average dollar content per vehicle is expected to be between $750 and $780 in North America and between $300 and $325 in Europe. We expect our full year 2006 complete vehicle assembly volumes to be relatively unchanged, and expect our full year 2006 complete vehicle assembly sales to be between $3.3 billion and $3.6 billion. We expect our full year 2006 operating margin, excluding unusual items(2), to be approximately 5%. We expect our full year 2006 income tax rate, excluding unusual items(2), to be between 31% and 32%. We expect earnings growth in full year 2006 compared to 2005, excluding unusual items(2), from both years.
    In addition, we expect that full year 2006 spending for fixed assets will be in the range of $850 million to $900 million.

    (2) Unusual items for 2005 include charges associated with rationalization and restructuring activities, (including restructuring charges arising from the privatization of our former public subsidiaries during 2005), charges associated with operations that supplied MG Rover, impairment charges, and certain non-recurring gains. Unusual items for 2006 are expected to include charges associated with rationalization and restructuring activities commenced in 2005.

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia and South America. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems, seating systems, closure systems; metal body and structural systems; exterior and interior mirror and engineered glass systems; plastic body, lighting and exterior trim systems, various powertrain and drivetrain systems; retractable hard top and soft top roof systems; as well as complete vehicle engineering and assembly.
    We have over 82,000 employees in 224 manufacturing operations and 60 product development and engineering centres in 22 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter results on Tuesday, February 28, 2006 at 8:00 a.m. EST. The conference call will be co-chaired by Mark T. Hogan, President and Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-840-6238. The number for overseas callers is 1-416-620-2406. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726 7035.

    For teleconferencing questions, please call 905-726-7103.
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    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: cyclicality of the automotive industry due to global economic and political conditions (including acts of terrorism) and resulting changes in consumer demand for automobiles; declining market share and production volumes of some of our customers; our reliance on a small number of automobile manufacturers, several of which are rated as below investment grade by credit rating agencies; shifts in market share among vehicles, including those we assemble; the termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production or assembly contract; competition from suppliers with manufacturing operations in low cost countries; risks associated with conducting business internationally; increased commodity prices and our ability to offset such increases; deterioration of the financial condition of the supply base and certain customers; intense pricing pressures; increased pressure from our customers to absorb various fixed costs; product warranty and recall costs; product liability risks; fluctuations in relative currency values; our facility rationalization efforts; our success in improving results at our underperforming divisions; goodwill and fixed asset impairments; legal proceedings to which we are or may become a party; changes in governmental regulations, including environmental laws and regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------


    MAGNA INTERNATIONAL INC.
    MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our", or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the accompanying unaudited consolidated financial statements for the three months and year ended
December 31, 2005, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A has been prepared as of February 27, 2006.

    OVERVIEW
    -------------------------------------------------------------------------

    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We follow a corporate policy of functional and operational decentralization. We conduct our operations through divisions, which function as autonomous business units that operate within corporate policies. As at December 31, 2005, we had 224 manufacturing divisions and 60 product development and engineering centres in 22 countries. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia and South America. Our product capabilities span a number of major automotive areas including: interiors; seating; closures; metal body systems; exterior and interior mirrors and engineered glass; electronics; plastic body, lighting and exterior trim systems; various powertrain and drivetrain systems; retractable hard top and soft top roof systems; and complete vehicle engineering and assembly.
    Historically, we had supplied these products and services through global product groups, three of which were publicly traded companies in which we had a controlling interest. In April 2005, we completed our previously announced plans to take each of these publicly traded subsidiaries private (the "Privatizations").
    Shortly after we completed the Privatizations, we began to reorganize and segment our operations on a geographic basis, among North America, Europe and Rest of World (primarily Asia and South America).
    Our success is primarily dependent upon the levels of North American and European (and currently to a lesser extent Asian and South American) car and light truck production by our customers. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic conditions, interest rates, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues and labour and/or trade relations.
    Given these differences between the regions in which we operate, we have segmented our operations on a geographic basis between North America, Europe, and Rest of World. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    HIGHLIGHTS
    -------------------------------------------------------------------------

    During 2005, we reported solid financial results, including record sales of $22.8 billion. The higher sales level was achieved as a result of increases in our North American and European dollar content per vehicle. In North America, vehicle production was unchanged at 15.7 million units, while our content per vehicle increased 17% to $731, both as compared to 2004. In Europe, Western European vehicle production declined 4% to 16.0 million units, while our content per vehicle increased 11% to $317, both as compared to 2004.
    Operating income for 2005 decreased 16% to $942 million from $1.1 billion for 2004. Excluding the unusual items recorded in 2005 and 2004 (see "Unusual Items" below), operating income for 2005 decreased $83 million or 7%. The decrease in operating income was primarily as a result of higher commodity prices, lower production volumes on certain of our high content programs, incremental customer price concessions, the negative impact of start-up costs at new facilities during 2005, and non-cash costs related to the Privatizations, including additional depreciation and amortization and stock compensation expense. The factors contributing to the decrease in operating income were partially offset by additional margins earned as a result of the launch of new programs during or subsequent to 2004, the acquisition of the New Venture Gear, Inc. ("NVG") business in September 2004, productivity and efficiency improvements at certain facilities, and the closure of several facilities that were incurring losses during 2004.
    Net income for 2005 decreased 5% to $639 million from $676 million for 2004. Excluding the unusual items recorded in 2005 and 2004 (see "Unusual Items" below), net income for 2005 increased $51 million or 7%. The increase in net income was primarily as a result of reductions in income taxes and minority interest partially offset by the decrease in operating income.
    Diluted earnings per share for 2005 decreased 15% to $5.90 from $6.95 for 2004. Excluding the unusual items recorded in 2005 and 2004 (see "Unusual Items" below), diluted earnings per share decreased $0.28 from 2004 to 2005 as a result of an increase in the weighted average number of diluted shares outstanding during the year, primarily as a result of the Class A Subordinate Voting Shares issued on completion of the Privatizations, partially offset by the increase in net income (excluding unusual items).

    Unusual Items

    During 2005 and 2004, we recorded certain unusual items as follows:

                                  2005                       2004
                      --------------------------- ---------------------------
                                         Diluted                     Diluted
                                        Earnings                    Earnings
                      Operating     Net      per  Operating     Net      per
                         Income  Income    Share     Income  Income    Share
    -------------------------------------------------------------------------
    Impairment
     charges(1)          $ (131)  $  (98)  $(0.90)  $  (36)  $  (22)  $(0.23)
    Restructuring
     charges(2)             (59)     (48)   (0.44)     (26)     (17)   (0.17)
    Charges associated
     with MG Rover(3)       (15)     (13)   (0.12)       -        -        -
    Settlement gain(4)       26       16     0.15        -        -        -
    Foreign currency
     gain(4)                 18       18     0.17        -        -        -
    Gain on sale of
     facility(4)             16       10     0.09        -        -        -
    Pension curtailment
     gain(4)                  -        -        -       29       18     0.18
    Stock option
     modification(4)          -        -        -      (12)     (12)   (0.12)
    Future tax
     recovery(4)              -        -        -        -        6     0.06
    -------------------------------------------------------------------------
    Total unusual items  $ (145)  $ (115)  $(1.05)  $  (45)  $  (27)  $(0.28)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Impairment Charges

        In conjunction with our annual goodwill impairment analysis and consideration of other indicators of impairment of long-lived assets at certain operations, we recorded impairment charges as follows:

                                          2005                  2004
                                  --------------------- ---------------------
                                  Operating        Net  Operating        Net
                                     Income     Income     Income     Income
        ---------------------------------------------------------------------

        (a) Long-lived asset
             impairments:
            Europe                 $     89   $     63   $     20   $     15
            North America                21         14         16          7

        (b) Goodwill impairment:
            Europe                       21         21          -          -
        ---------------------------------------------------------------------
                                   $    131   $     98   $     36    $    22
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) Long-lived Asset Impairments

            During 2005, we recorded asset impairments of $89 million in Europe relating to certain exterior systems facilities in the United Kingdom, Belgium and Germany, and a closure systems facility in the Czech Republic. In North America, we recorded an asset impairment of $21 million related to an exterior systems facility in Canada and certain powertrain facilities in the United States.

            During 2004, we recorded asset impairments of $20 million in Europe relating to certain exterior systems facilities in Germany and Belgium. In North America, we recorded an asset impairment of $16 million related to our plan to cease operations at an exterior systems facility in Canada.

        (b) Goodwill Impairment

            In conjunction with our annual business planning cycle, we completed our goodwill impairment analysis. As a result of this analysis, we recorded a $21 million goodwill impairment charge related to our exterior systems reporting unit in Europe.

    (2) Restructuring Charges

        In connection with the Privatizations and industry conditions generally, during 2005 we completed an assessment of our global operating structure and capacity. As a result of this assessment, we began to implement a rationalization strategy that includes operating group restructuring and plant consolidations, sales and closures. These actions are necessary to ensure that we remain globally competitive.

        In Europe, restructuring charges totalled $33 million in 2005 compared to $7 million in 2004. The restructuring charges in 2005 related primarily to severance costs at three facilities:

        -  a mirrors facility in Ireland;
        -  an exterior systems facility in Belgium; and
        -  an engineering centre in France.

        The European restructuring charges in 2004 related to costs incurred with respect to the reorganization and closure of certain interiors facilities in Germany and the United Kingdom.

        In North America, restructuring charges totalled $21 million in 2005 compared to $19 million in 2004. The restructuring charges in 2005 related primarily to severance costs incurred as a result of the Privatizations and the consolidation and/or closure of certain exterior systems, powertrain and stampings facilities in Canada and the United States. The restructuring charges in 2004 related primarily to accelerated depreciation and amortization on certain program specific assets that went out of service earlier than originally planned.

        In addition, we expect to incur additional restructuring and rationalization charges during 2006 in the range of $30 million to $40 million related to activities that were initiated in 2005. Specifically, in January 2006, we reached an agreement with the workers council at an exterior systems facility in Belgium that covers non-contractual termination benefits for employees at this facility. As a result, we will record the $8 million cost of this agreement in the first quarter of 2006.

    (3) MG Rover

        In April 2005, MG Rover Group Limited ("MG Rover") was placed into administration, which is similar to Chapter 11 bankruptcy protection in the United States (the "MG Rover situation"). As a result, we recorded charges of $15 million related to our MG Rover assets and supplier obligations during 2005.

    (4) Other Unusual Items

        In addition to the above, during 2005 we also recorded the following unusual items:

        - the receipt of $26 million awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project;
        - an $18 million foreign currency gain on the repatriation of funds from Europe; and
        - a $16 million gain on sale of a non-core seat component facility in North America.

        - In addition to the above, during 2004 we also recorded the following unusual items:

        - a $29 million pension curtailment gain as a result of freezing certain defined benefit pension plans since no further benefits accrue under these plans;
        - a $12 million one-time charge to compensation expense as a result of modifying option agreements with certain of our former employees; and
        - a $6 million future income tax recovery as a result of a reduction in future income tax rates in Europe.

    Significant Issues

    In addition to the unusual items described above, the most significant issues that affected our financial results in 2005 included:

    1.  Commodity Pricing

        During 2005, we paid more for raw materials, including purchased components, used in our production compared to 2004. Although a significant portion of our steel, resins and other components are covered under customer resale programs or short-term and long-term contracts, increased commodity prices negatively impacted our results in 2005, as compared to 2004. At the same time, scrap steel prices have decreased which negatively impacted our results in 2005, as compared to 2004.

    2.  Production on Key Programs

        In the North American market, 2005 saw the continued trend of declining production and market share of General Motors ("GM") and Ford, two of our largest customers. While North American vehicle production volumes in 2005 remained relatively consistent with 2004 vehicle production volumes, GM and Ford production volumes declined by 7% and 6%, respectively. More importantly, production volumes on certain of our high content programs declined even further. Production volumes for the Ford Freestar and Mercury Monterey, the Ford Explorer and Mercury Mountaineer and the GMT800 platform declined 42%, 30% and 13%, respectively in 2005.

        Although we experienced declines in volumes on these key programs, we had increases in production volumes on certain other high content programs. Production volumes for the Chrysler 300 and 300C, and the Dodge Caravan, Grand Caravan and Chrysler Town & Country increased 38% and 11%, respectively.

    3.  Pricing Pressures

        Given the increasingly competitive nature of the automotive industry, we faced additional price concessions from our customers in 2005 as compared to 2004.

    4.  Launches

        During 2005, some of our recently completed production facilities launched significant programs, including:

        - a plant in Hermosillo, Mexico that began to supply various stampings for the Ford Fusion, Mercury Milan and Lincoln Zephyr;
        - a facility in Bowling Green, Kentucky that began to supply frames for the new Ford Explorer and Mercury Mountaineer; and
        - a fascia mould and paint facility in Georgia that began to supply fascias, rocker panels and body side mouldings for the Mercedes M-Class and R-Class.

        Within the next year, the facility in Kentucky will launch the frame for the new Ford F-Series Super Duty pickup trucks.

        As anticipated, the new facilities in Mexico, Kentucky and Georgia incurred start-up losses in 2005, however, we expect an improvement in profitability at these facilities as they continue to ramp-up production.

        In addition to the programs launched at these new facilities, we also launched several new programs at existing facilities, including:

        -  the Chevrolet Cobalt and Pontiac Pursuit;
        -  the Ford Mustang;
        -  the Dodge Charger;
        -  the Mercedes A-Class, B-Class and M-Class; and
        -  the Land Rover Discovery.

    5.  Privatizations

        During 2005, we successfully completed the privatizations of our former public subsidiaries: Tesma International Inc.; Decoma International Inc.; and Intier Automotive Inc. The Privatizations have allowed us to improve our strategic positioning, particularly with respect to the development of vehicle modules that cross our traditional product lines, and to better exploit our various competencies, particularly our complete vehicle expertise. In addition, the Privatizations have allowed us to re-align our product portfolio, as we did by combining the powertrain capabilities of our former Tesma and Magna Drivetrain businesses, and to avoid duplication of investment, particularly in new markets. We were also able to improve our financial liquidity by completing a new five-year revolving term facility that expires on October 12, 2010. The facility has a North American tranche of $1.57 billion, a European tranche of (euro) 300 million and an Asian tranche of $50 million. The new facility replaced the various existing credit lines in place prior to the Privatizations.

        Our operating results for 2005 were negatively impacted by non-cash costs related to the Privatizations, including $30 million due to the amortization of fair value increments (reflected in the preliminary purchase accounting) and $7 million due to additional stock option compensation expense. Offsetting the additional amortization was a reduction in minority interest expense since no minority interest expense was recorded subsequent to the first quarter of 2005. Finally, our diluted earnings per share were negatively impacted as a result of the 11.9 million additional Class A Subordinate Voting Shares that were included in the weighted average number of diluted shares outstanding as a result of the Privatizations.

    6.  Income taxes

        During 2005, we realized a significant decrease in our effective income tax rate (excluding the unusual items above) compared to 2004, primarily as a result of a decrease in income tax rates in Austria and Mexico, an increase in utilization of losses not previously benefited, a reduction in losses not benefited and tax settlements in certain jurisdictions. In addition to the lower income tax rates, we believe that our effective income tax rate will remain below historical levels as we expect to capitalize on income tax planning strategies that may continue to be available as a result of the Privatizations.

    Key Achievements

    In addition to managing the significant issues described above, we also took important steps to further strengthen and better position our Company for the future, including:

    1.  Strengthened Management

        With the successful completion of the Privatizations, our management team was further strengthened. In April 2005, we announced that Donald Walker and Siegfried Wolf had been appointed as co-Chief Executive Officers with responsibility for North America and Europe, respectively. Don and Siegfried, along with Manfred Gingl, Mark Hogan and Vincent Galifi, combine to create a strong management partnership that has the complementary skills necessary to lead us in our continuing evolution and to protect the decentralized and entrepreneurial culture needed for Magna to remain a leader in the global automotive industry. This culture, combined with the commitment and dedication of our many managers and employees, has been and will remain the cornerstone of our success.

    2.  Strengthened Customer Relationships

        In July, DaimlerChrysler announced the development of a deeper relationship with a select group of key suppliers. Magna was identified as one of DaimlerChrysler's Highly Integrated Partnership Organizations ("HI-POs"). This improved model of co-operation with suppliers is intended to provide numerous benefits to the HI-POs, including early involvement in the product development of future models. As an example of this early involvement, DaimlerChrysler announced that Magna had been awarded the vehicle interior, excluding seats, for a future model of the Chrysler Group, scheduled for launch in model year 2008.

        Similarly, in September Ford announced that it was entering into new long term "Aligned Business Framework" agreements with select suppliers, and identified Magna and six other automotive component suppliers as the first of the strategic suppliers in the initial phase of Ford's new framework. The framework anticipates a significant reduction over time in the number of suppliers to Ford.

    3.  Progress in Diversifying our Customer Base

        During 2005, we continued our progress in broadening our customer base:

        - we were awarded our first ever transfer case business from Nissan for two vehicle programs, one of which is built in North America and the other in Japan. These important awards demonstrate our ability to introduce our four-wheel and all-wheel drive competence to new customers;
        -  we were awarded significant new interiors and stamping business with an Asian-based OEM for a vehicle built in North America;
        -  we recently launched a new metal stamping facility in France to supply PSA on various vehicle programs;
        -  we were awarded seating and interiors business in Korea; and
        -  we signed a joint venture agreement to supply mirrors in India.

    4.  Acquisition of Car Top Systems

        In December, we announced that we had signed an agreement to purchase CTS Fahrzeug-Dachsysteme GmbH ("CTS") from Porsche AG. CTS, which stands for Car Top Systems, is one of the world's leading manufacturers of retractable hard top and soft top roof systems, a product area that we believe has good growth potential. The acquisition, which was completed in February of 2006, will allow us to leverage our current closure systems and complete vehicle capabilities. For the year ended December 31, 2004, CTS reported sales of approximately (euro) 400 million. CTS has six facilities in Europe and two facilities in North America, with approximately
        1,100 employees.


    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------

    A number of trends have had a significant impact on the global automotive industry in recent years, including:

    - growth of Asian-based OEMs in North America and Europe and declining production volumes at certain of our traditional North American and European customers;
    - increased pressure by OEMs on automotive component suppliers to reduce their prices, including through annual retroactive price reductions, and to bear various additional costs;
    - growth of the automotive industry in China, India and other Asian countries, as well as parts of eastern Europe, and the migration of manufacturing to such lower cost countries;
    - deterioration of the financial condition of the supply base and certain OEMs;
    - increased engineering capabilities required in order to be awarded new business for more complex systems and modules;
    - increased prevalence of vehicles built off high-volume global vehicle platforms;
    -   volatility of steel, resin and other commodity prices; and
    - increases in gas prices prompting consumers to purchase passenger cars instead of large SUVs.

    The following are some of the more significant risks that could affect our ability to achieve our desired results:

    - The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates and international conflicts (including acts of terrorism). As a result of these conditions, some of our customers are currently experiencing reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A continued reduction in vehicle production volumes by any of our significant customers could have a material adverse effect on our profitability.

    - Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European OEMs and automotive component suppliers. Increased raw material prices, including steel and resins, are also adversely affecting OEMs and automotive component suppliers. Other economic conditions, such as increased gas prices, have affected and could further threaten sales of certain models, such as full-size sport utility vehicles. All of these conditions, coupled with a decline in market share and overall production volumes, could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, as in the case of MG Rover, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

    - Although we supply parts to all of the leading OEMs, a significant majority of our sales are to four OEMs, two of which are rated as below investment grade by credit rating agencies. We are attempting to further diversify our customer base, particularly to increase our business with Asian-based OEMs. A decline in overall production volumes by any of our four largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production or assembly contract could have an adverse effect on our profitability.

    - The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, other countries in Asia and parts of eastern Europe. As a result, we are facing increased competition from suppliers which have manufacturing operations in low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally.

    - Over the last year we have experienced significant price increases for key commodities used in our parts production, particularly steel and resin. We expect steel prices will remain at elevated levels in 2006 compared to levels earlier this decade. Approximately half of our steel is acquired through resale programs operated by the OEMs, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, a steel supplier has challenged its long-term agreements with us for certain steel products while steel prices were rising and, to the extent that it successfully continues to dispute, terminate or otherwise refuses to honour its contracts, our exposure to steel price increases will increase to the extent that steel prices remain at elevated levels. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased commodity prices by engineering products with reduced steel, resin or other commodity content, or by passing additional steel and resin costs to our customers, such additional commodity costs could have a material adverse effect on our profitability.

    - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive components suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers. Additionally, the financial distress or the insolvency or bankruptcy of a significant supplier to one of our customers could disrupt the supply of products to such customer, resulting in a reduction in production by our customer. Such a reduction in our customer's production could negatively impact our production, resulting in unrecoverable losses, which could have an adverse effect on our profitability. Any prolonged disruption in the supply of critical components by our suppliers or suppliers to one of our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

    - We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over the supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability.

    - We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. In particular, some OEMs have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could adversely affect our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

    - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently we only account for existing or probable claims, however, the obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

    - Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements for a particular vehicle, instead of a specified quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

    - We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until August 2006 and is subject to renewal on an annual basis and a per claim deductible. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our profitability and financial condition.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could have an adverse effect on our profitability and financial condition.

    - In response to the increasingly competitive automotive industry conditions, we may further rationalize some of our production facilities. In the course of such rationalization, we will incur costs related to plant closings and relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turnaround financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

    - We recorded significant impairment charges in 2005 and may do so in the future. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse impact on our profitability.

    - From time to time, we may be contingently liable for contractual and other claims with customers, suppliers and former employees. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.


    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Accounting Change

    Financial Instruments - Disclosure and Presentation

    In 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" ("CICA 3860") to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments require us to present our Preferred Securities and Subordinated Debentures as liabilities, with the exception of the equity value ascribed to the holders' option to convert the 6.5% Convertible Subordinated Debentures into Class A Subordinate Voting Shares, and to present the related liability carrying costs as a charge to net income. We adopted these new recommendations effective January 1, 2005 on a retroactive basis.
    The impact of this accounting policy change on the consolidated balance sheet as at December 31, 2004 was as follows:

    Increase in other assets                                        $      2
    -------------------------------------------------------------------------

    Decrease in income taxes payables                               $      1
    Increase in long-term debt                                           216
    Decrease in debentures' interest obligation                           38
    Decrease in minority interest                                         68
    -------------------------------------------------------------------------

    Decrease in other paid-in-capital                               $     75
    Increase in retained earnings                                          2
    Decrease in currency translation adjustment                           34
    -------------------------------------------------------------------------

    The impact of this accounting policy change on the consolidated statements of income was as follows:

                                                  Three months          Year
                                                         ended         ended
                                                   December 31,  December 31,
                                                          2004          2004
    -------------------------------------------------------------------------

    Increase in interest expense                     $       2     $      31
    Decrease in income taxes                                 -           (11)
    Decrease in minority interest                           (1)           (4)
    -------------------------------------------------------------------------
    Decrease in net income                                  (1)          (16)
    Decrease in financing charges on Preferred
     Securities and other paid-in-capital                    1            16
    Decrease in foreign exchange gain on
     redemption of Preferred Securities                      -           (18)
    -------------------------------------------------------------------------
    Change in net income available to Class A
     Subordinate Voting and Class B Shareholders     $       -     $     (18)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Reduction of earnings per Class A
     Subordinate Voting or Class B Share
      Basic                                          $       -     $   (0.18)
      Diluted                                        $       -     $   (0.18)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Comparative Period Amounts

    European Average Dollar Content per Vehicle

    Our reporting of European average dollar content per vehicle has historically included sales related to our complete vehicle assembly business. Effective with the first quarter of 2005, European average dollar content per vehicle includes only European production sales. The comparative period European average dollar content per vehicle has been restated to conform to the current period's presentation. We do not have any complete vehicle assembly sales in North America.

    Average Foreign Exchange

                                  For the three months      For the year
                                   ended December 31,     ended December 31,
                                 ---------------------  ---------------------
                                  2005    2004  Change   2005    2004  Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals
     U.S. dollars                0.853   0.821   + 4%   0.826   0.770   + 7%
    1 euro equals U.S. dollars   1.188   1.302   - 9%   1.244   1.245     -
    1 British pound equals
     U.S. dollars                1.747   1.872   - 7%   1.819   1.834   - 1%
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2005 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2005
    -------------------------------------------------------------------------

    Sales

                                                  2005       2004     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                             15.722     15.732         -
      Europe                                    15.959     16.558      -  4%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                           $    731   $    623      + 17%
      Europe                                  $    317   $    285      + 11%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                         $ 11,499   $  9,798      + 17%
        Europe                                   5,058      4,724      +  7%
        Rest of World                              171        139      + 23%
      Complete Vehicle Assembly                  4,110      4,450      -  8%
      Tooling, Engineering and Other             1,973      1,542      + 28%
    -------------------------------------------------------------------------
    Total Sales                               $ 22,811   $ 20,653      + 10%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total sales reached a record level, increasing 10% or $2.2 billion to $22.8 billion for 2005 compared to $20.7 billion for 2004.

    External Production Sales - North America

    External production sales in North America increased 17% or $1.7 billion to $11.5 billion for 2005 compared to $9.8 billion for 2004. This increase in production sales reflects a 17% increase in our North American average dollar content per vehicle as North American vehicle production volumes for 2005 remained relatively consistent with 2004 vehicle production volumes.
    Our average dollar content per vehicle grew by 17% or $108 to $731 for 2005 compared to $623 for 2004, primarily as a result of:

    - the launch of new programs during or subsequent to the year ended December 31, 2004, including:
        -  the Chevrolet Cobalt and Pontiac Pursuit;
        -  the Hummer H3;
        -  the Ford Mustang;
        -  the Chevrolet HHR;
        -  the Mercedes M-Class; and
        - the Pontiac Montana SV6, Saturn Relay, Buick Terazza and Chevrolet Uplander;
    -   the acquisition of the North American operations of NVG in September
        2004;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    -   increased production and/or content on certain programs, including:
        -  the Chrysler 300 and 300C; and
        -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country.

    The factors contributing to the growth in our average dollar content per vehicle were partially offset by:

    - the impact of lower production and/or content on certain high content programs, including:
        -  the GMT800 platform;
        -  the Ford Freestar and Mercury Monterey;
        -  the Dodge Ram Pickup;
        -  the Mazda Tribute and Ford Escape; and
        -  the GMC Canyon and Chevrolet Colorado;
    - programs that ended production during or subsequent to the year ended December 31, 2004; and
    -   incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 7% or $334 million to $5.1 billion for 2005 compared to $4.7 billion for 2004. This increase in production sales reflects an 11% increase in our European average dollar content per vehicle partially offset by a 4% decline in European vehicle production volumes.
    Our average dollar content per vehicle grew by 11% or $32 to $317 for 2005 compared to $285 for 2004, primarily as a result of:

    - the launch of new programs during or subsequent to the year ended December 31, 2004, including:
        -  the Mercedes A-Class;
        -  the Mercedes B-Class;
        -  the Land Rover Discovery;
        -  the Land Rover Range Rover Sport; and
        -  the Volkswagen Passat;
    -   the acquisition of the European operations of NVG in September 2004;
        and
    -   increased production and/or content on certain programs, including:
        -  the BMW 1-Series; and
        -  the Volkswagen Transporter and Multivan.

    The factors contributing to the growth in our average dollar content per vehicle were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Mercedes E-Class; and
        -  the Volkswagen Golf;
    - the end of production on certain programs, including the end of production on all MG Rover programs as a result of the MG Rover situation; and
    -   incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 23% or $32 million to $171 million for 2005 compared to $139 million for 2004. The increase in production sales is primarily a result of:

    -   the ramp-up of production at new facilities in China;
    -   increased production at our powertrain facilities in Korea; and
    -   increased production at a closure systems facility in Brazil.

    The factors contributing to the increase in production sales were partially offset by the closure of an exterior systems facility in Brazil and an engineered glass facility in Malaysia.

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact our levels of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

                                                  2005       2004     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales           $  4,110   $  4,450      -  8%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes E-Class and G-Class,
         Saab 9(3) Convertible                 151,027    163,169      -  7%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
         Chrysler Voyager                       79,478     64,075      + 24%
    -------------------------------------------------------------------------
                                               230,505    227,244      +  1%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Although assembly volumes increased 1% or 3,261 units, complete vehicle assembly sales decreased 8% or $340 million to $4.1 billion for 2005 compared to $4.5 billion for 2004. The decrease in complete vehicle assembly sales is primarily the result of lower assembly volumes for all vehicles accounted for on a full-cost basis, partially offset by:

    - higher assembly volumes for the Jeep Grand Cherokee which is accounted for on a value-added basis as a result of the launch of a new model in January 2005; and
    - the start of assembly in the second quarter of 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America.

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 28% or $431 million to $2.0 billion for 2005 compared to $1.5 billion for 2004.
    In 2005 the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW X5;
    -   the Jeep Wrangler;
    -   the Mercedes M-Class and R-Class;
    -   GM's next generation full-size pickup and sport utilities platform;
    -   the Ford F-Series Super Duty;
    -   the Ford Fusion, Mercury Milan and Lincoln Zephyr;
    -   the Hummer H3; and
    -   the Dodge Caliber.

    In 2004 the major programs for which we recorded tooling, engineering and other sales were:

    -   the Ford Fusion and Mercury Milan;
    -   the Ford Explorer and Mercury Mountaineer; and
    -   the Mercedes M-Class and R-Class.

    In addition, tooling, engineering and other sales increased as a result of the strengthening of the Canadian dollar against the U.S. dollar.

    Gross Margin

    Gross margin increased $23 million to $2.98 billion for 2005 compared to $2.96 billion for 2004. Gross margin as a percentage of total sales decreased to 13.1% for 2005 compared to 14.3% for 2004.
    On a year-over-year basis, the unusual items, discussed in the "Highlights" section above, negatively impacted gross margin by $40 million and accounted for a 0.1% decrease in gross margin as a percentage of sales. In addition to these items, gross margin as a percentage of sales was negatively impacted by:

    - an increase in commodity prices, combined with lower scrap steel prices;
    - a decrease in production volumes for several of our high content programs including the GMT800 platform, and the Ford Freestar and Mercury Monterey;
    -   inefficiencies at certain facilities;
    - the acquisition of the NVG business, which currently operates at margins that are lower than our consolidated average gross margin;
    -   incremental customer price concessions;
    - costs incurred during 2005 at new facilities in preparation for programs that launched during 2005 or for programs that will be launching subsequent to the end of the year, including:
        - a new frame facility in Kentucky for the recently launched Ford Explorer and the upcoming launch of the next generation F-Series Super Duty pickup trucks; and
        - a new fascia moulding and paint facility in Georgia to support the launches of the Mercedes M-Class and R-Class; and
    -   an increase in tooling and other sales that earn low or no margins.

    The factors contributing to the decrease in gross margin as a percentage of sales were partially offset by:

    -   productivity and efficiency improvements at certain divisions;
    -   price reductions from our suppliers;
    - decreased complete vehicle assembly sales for certain vehicles accounted for on a full-cost basis; and
    -   incremental gross margin earned on program launches.

    Depreciation and Amortization

    Depreciation and amortization costs increased 19% or $113 million to $711 million for 2005 compared to $598 million for 2004. Depreciation and amortization costs for 2004 included $14 million of accelerated depreciation recorded on certain program specific assets that went out of service earlier than originally planned. Excluding this accelerated depreciation, the $127 million increase in depreciation was primarily as a result of:

    - an increase in assets employed in the business to support future growth;
    -   amortization of fair value increments related to the Privatizations;
    -   acquisitions completed during or subsequent to 2004; and
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar against the U.S. dollar.

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales decreased to 5.3% for 2005 compared to 5.7% for 2004. SG&A expenses increased 1% or $12 million to $1,198 million for 2005 compared to $1,186 million for 2004.
    The unusual items discussed in the "Highlights" section above effectively reduced SG&A expenses by $21 million on a year-over-year basis. Excluding these items, the $33 million increase in SG&A expenses is primarily a result of:

    -   increased spending as a result of the acquisition of NVG;
    - additional stock compensation expense as a result of the Privatizations;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar against the U.S. dollar; and
    - higher infrastructure costs to support the increase in sales levels, including spending to support program launches.

    Impairment Charges

    Impairment charges increased $95 million to $131 million for 2005 compared to $36 million for 2004. For a complete discussion of the impairment charges see the "Highlights" section above and note 3 of the accompanying unaudited consolidated financial statements for the three months and year ended December 31, 2005.

    Earnings before Interest and Taxes ("EBIT")(1)

                                                  2005       2004     Change
    -------------------------------------------------------------------------

    North America                             $    733   $    886      - 17%
    Europe                                          82        176      - 53%
    Rest of World                                    2         10      - 80%
    Corporate and Other                            131         79      + 66%
    -------------------------------------------------------------------------
    Total EBIT                                $    948   $  1,151      - 18%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (1) EBIT is defined as operating income as presented on our unaudited consolidated financial statements before net interest expense.


    Included in EBIT for the years ended December 31, 2005 and 2004 were the following unusual items, which have been discussed in the "Highlights" section above.

                                                             2005       2004
    -------------------------------------------------------------------------

    North America
      Impairment charges                                 $    (21)   $   (16)
      Restructuring charges                                   (21)       (19)
      Pension curtailment gain                                  -         29
      Gain on sale of facility                                 16          -
    -------------------------------------------------------------------------
                                                              (26)        (6)
    Europe
      Impairment charges                                     (110)       (20)
      Restructuring charges                                   (33)        (7)
      Charges associated with MG Rover                        (15)         -
    -------------------------------------------------------------------------
                                                             (158)       (27)
    Corporate and other
      Restructuring charges                                    (5)         -
      Settlement gain                                          26          -
      Foreign currency gain                                    18          -
      Stock option modification                                 -        (12)
    -------------------------------------------------------------------------
                                                               39        (12)
    -------------------------------------------------------------------------
                                                         $   (145)   $   (45)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America decreased 17% or $153 million to $733 million for 2005 compared to $886 million for 2004. Excluding the North American unusual items discussed above, the remaining $133 million decrease in EBIT is primarily the result of:

    -   increased commodity prices, including steel and resin.
    - lower earnings as a result of a decrease in production volumes for several of our high content programs including:
        -  the GMT800 platform;
        -  the Ford Freestar and Mercury Monterey;
        -  the Mazda Tribute and Ford Escape; and
        -  the Dodge Ram Pickups;
    - costs incurred during 2005 at new facilities in preparation for programs that launched during 2005 or for programs that will be launching subsequent to the end of the year, including;
        - a new frame facility in Kentucky for the recently launched Ford Explorer and the upcoming launch of the next generation F-Series Super Duty pickup trucks; and
        - a new fascia moulding and paint facility in Georgia to support the launches of the Mercedes M-Class and R-Class;
    -   amortization of fair value increments related to the Privatizations;
        and
    -   incremental customer price concessions.

    The factors contributing to the decrease in EBIT were partially offset by:

    - margins earned on new programs that launched during 2005 including the Chevrolet Cobalt and Pontiac Pursuit;
    -   productivity and efficiency improvements at certain divisions;
    -   the acquisition of the NVG business in September 2004;
    - lower employee profit sharing as a result of the decrease in Magna's consolidated earnings; and
    -   reduced costs incurred at a new facility that launched during 2005.

    Europe

    EBIT in Europe decreased 53% or $94 million to $82 million for 2005 compared to $176 million for 2004. Excluding the European unusual items described above, EBIT increased $37 million in Europe, primarily as a result of:

    - increased profits earned in our complete vehicle assembly operations, including the launch of the Chrysler 300 during 2005;
    -   the closure of facilities that generated losses in 2004;
    -   productivity and efficiency improvements at certain divisions;
    - lower employee profit sharing as a result of the decrease in Magna's consolidated earnings; and
    - increased margin earned on new programs that launched during or subsequent to 2004.

    The factors contributing to the increase in EBIT were partially offset by:

    -   operating inefficiencies at certain facilities;
    - lower margins as a result of the decrease in sales on certain high-content programs;
    -   amortization of fair value increments related to the Privatizations;
    -   increased commodity prices; and
    -   incremental customer price concessions.

    Rest of World

    EBIT in the Rest of World decreased 80% or $8 million to $2 million for 2005 compared to $10 million for 2004. The decrease in EBIT is primarily the result of costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market. Partially offsetting these costs was the additional margin earned on the increased production sales discussed above.

    Corporate and Other

    Corporate and other EBIT increased 66% or $52 million to $131 million for 2005 compared to $79 million for 2004. Excluding the Corporate and Other unusual items described above, EBIT was relatively unchanged, increasing only by $1 million as a result of:

    - increased affiliation fees earned as a result of the increase in sales; and
    - decreased executive incentive compensation as a result of the decrease in Magna's consolidated earnings.

    The factors contributing to the increase in EBIT were partially offset by:

    - an increase in stock compensation expense related to the Privatizations; and
    -   a decrease in equity income earned.

    Interest Expense

    Interest expense decreased 77% or $20 million to $6 million for 2005 compared to $26 million for 2004. The reduction in net interest expense is primarily the result of:

    - a reduction of interest expense related to the Preferred Securities which were redeemed for cash in the third quarter of 2004; and
    - a reduction in interest expense as a result of the repayments of long-term debt during 2004 and 2005, including the Decoma bank facility and certain government debt.

    The factors contributing to the decrease in net interest expense were partially offset by interest that has been accreted on the senior unsecured zero-coupon notes that were issued in connection with the NVG acquisition.

    Operating Income

    Operating income decreased 16% or $183 million to $942 million for 2005 compared to $1.125 billion for 2004. Excluding unusual items, operating income for 2005 decreased 7% or $83 million. The decrease in operating income is primarily as a result of:

    -   higher commodity prices;
    -   lower production volumes on certain of our high content programs;
    -   incremental customer price concessions;
    -   the negative impact of start-up costs at new facilities during 2005;
        and
    - non-cash costs related to the Privatizations, including additional depreciation and amortization and stock compensation expense.

    The factors contributing to the decrease in operating income were partially offset by:

    - additional margins earned as a result of the launch of new programs during or subsequent to 2004;
    -   the acquisition of NVG;
    -   productivity and efficiency improvements at certain divisions; and
    - the closure of several facilities that were incurring losses during 2004.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) decreased to 31.3% for 2005 from 34.8% for 2004. In 2005 and 2004, the income tax rates were negatively impacted by the unusual items discussed above. Excluding the unusual items, our effective income tax rate decreased to 29.8% for 2005 compared to 34.2% for 2004. The decrease in the effective income tax rate is primarily the result of a decrease in income tax rates in Austria and Mexico, an increase in utilization of losses not previously benefited, a reduction in losses not benefited and tax settlements in certain jurisdictions.

    Minority Interest

    Minority interest expense decreased by $51 million to $11 million for 2005 compared to $62 million for 2004. The decrease in minority interest expense is a result of the elimination of minority interest for Tesma, Decoma and Intier for the periods subsequent to the Privatizations.

    Net Income

    Net income decreased by 5% or $37 million to $639 million for 2005 compared to $676 million for 2004. Excluding the $88 million related to unusual items described above, net income increased $51 million as a result of reductions in income taxes and minority interest partially offset by the decrease in operating income, all as discussed above.

    Earnings per Share

                                                  2005       2004     Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                                   $   5.99   $   6.99      - 14%
      Diluted                                 $   5.90   $   6.95      - 15%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
      Basic                                      106.7       96.7      + 10%
      Diluted                                    109.0       97.3      + 12%
    -------------------------------------------------------------------------

    Diluted earnings per share decreased 15% or $1.05 to $5.90 for 2005 compared to $6.95 for 2004. Included in the $1.05 decrease in diluted earnings per share is the net decrease in diluted earnings per share of $0.77 related to the unusual items discussed above.
    Excluding the unusual items, diluted earnings per share decreased $0.28 from 2004 to 2005 as a result of a 12% increase in the weighted average number of diluted shares outstanding during the year partially offset by the increase in net income (excluding unusual items).
    The increase in the weighted average number of diluted shares outstanding was a result of:

    - approximately 11.9 million additional Class A Subordinate Voting Shares that were included in the weighted average number of shares outstanding as a result of the Privatizations;
    - approximately 1.1 million additional Class A Subordinate Voting Shares that are issuable as a result of assuming Decoma's obligation for its 6.5% Convertible Subordinated Debentures;
    - 0.4 million additional Class A Subordinate Voting Shares that were issued on the exercise of stock options during 2005; and
    - an increase in the number of options outstanding as a result of assuming the outstanding Tesma, Decoma and Intier stock options.

    The increase in the weighted average number of shares outstanding was partially offset by a lower average trading price for our Class A Subordinate Voting Shares, which results in fewer options becoming dilutive.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for 2005 was 15.4%, a decrease from 22.7% for 2004. Unusual items negatively impacted 2005 ROFE by 2.2% and 2004 ROFE by 0.8%.
    Excluding these unusual items, the 5.9% decrease in ROFE can be attributed to a decrease in our EBIT (excluding unusual items), as described above, combined with an increase in our average funds employed for 2005 compared to 2004. The increase in our average funds employed was primarily as a result of:

    -   the acquisition of the NVG business in September 2004;
    - the Privatizations, which added approximately $500 million of funds employed;
    - an increase in our average investment in non-cash operating assets and liabilities; and
    - increased funds employed for new facilities associated with recent or upcoming launches.

    -------------------------------------------------------------------------
    (1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long term assets, excluding future tax assets plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.


    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                                  2005       2004     Change
    -------------------------------------------------------------------------

    Net income from continuing operations     $    639   $    676
    Items not involving current cash flows         901        805
    -------------------------------------------------------------------------
                                                 1,540      1,481   $     59
    Changes in non-cash operating assets
     and liabilities                               158       (100)
    -------------------------------------------------------------------------
    Cash provided from operating activities   $  1,698   $  1,381   $    317
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash flow from operations before changes in non-cash operating assets and liabilities increased $59 million to $1.540 billion for 2005 compared to $1.481 billion for 2004. The increase in cash flow from operations was due to a $96 million increase in items not involving current cash flows offset by a $37 million decrease in net income (as explained above).
    The increase in items not involving current cash flows was due to:

    -   a $113 million increase in depreciation and amortization;
    -   a $95 million increase in impairment charges;
    -   a $24 million increase in other non-cash charges, including:
        - an $18 million foreign currency gain on the repatriation of funds from Europe in 2005;
        - a $16 million gain recorded on the sale of a non-core seat component facility in 2005; and
        - a $12 million stock option modification charge recorded in 2004; offset by
        -  a $29 million pension curtailment gain recorded in 2004; and
    -   a $6 million decrease in equity income.

    These increases were partially offset by:

    - a $51 million decrease in minority interest expense as a result of the Privatizations; and
    - a $91 million decrease in future taxes and non-cash portion of current taxes.

    Cash provided from non-cash operating assets and liabilities amounted to $158 million for 2005 which was comprised of the following sources and (uses) of cash:

                                                             2005       2004
    -------------------------------------------------------------------------

    Accounts receivable                                  $   (280)  $   (313)
    Inventory                                                 (83)       (82)
    Prepaid expenses and other                                 11         21
    Accounts payable and other accrued liabilities            510        293
    Income taxes payable                                      (20)       (11)
    Deferred revenues                                          20         (8)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and liabilities $    158   $   (100)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in accounts receivable is primarily a result of an increase in tooling receivables for programs that launched in the fourth quarter of 2005 and the increase in inventory is primarily a result of an increase in tooling inventory for programs that will be launching early in 2006. The increase in accounts payable and other accrued liabilities is primarily related to the increase in tooling receivables and tooling inventory.

    Capital and Investment Spending

                                                  2005       2004     Change
    -------------------------------------------------------------------------

    Fixed assets                              $   (848)  $   (859)
    Other assets                                  (127)       (81)
    -------------------------------------------------------------------------
    Fixed and other assets additions              (975)      (940)
    Purchases of subsidiaries                     (187)      (417)
    Proceeds from disposals                        111         83
    -------------------------------------------------------------------------
    Cash used in investing activities         $ (1,051)  $ (1,274)  $    223
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    In 2005 we invested $848 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course and for productivity improvements, most of the investment was for component manufacturing, painting and assembly equipment and facilities for programs that launched late in 2005 or will be launching in future years. In particular, the major programs for which we invested capital in 2005 were:

    - the new Ford Explorer and F-Series Super Duty pickup trucks in Kentucky;
    -   GM's next generation full-size pickup and sport utilities platform;
    -   the Peugeot 207 in France;
    -   the Chrysler 300 in Austria; and
    -   the Jeep Grand Cherokee in Austria.

    Included in 2004 fixed asset spending was $46 million for the construction of a new facility to support frame programs for the Ford Explorer and F-Series Super Duty pick-up trucks. In December 2004 we entered into a sale-leaseback transaction with MI Developments Inc. ("MID") for this facility (see "RELATED PARTIES" below).
    We also invested $127 million in other assets in 2005 primarily representing:

    - fully reimbursable planning and engineering costs relating to programs that launched during 2005 or will be launching in 2006; and
    -   long-term tooling receivables.

    Purchase of subsidiaries on the statement of cash flows includes the $184 million cash portion of the Privatizations, specifically:

    - On February 6, 2005 we acquired the outstanding 56% equity interest in Tesma that we did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Tesma not owned by us was $613 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares and cash of $103 million;
    - On March 6, 2005 we acquired the outstanding 27% equity interest in Decoma that we did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Decoma not owned by us was $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares and cash of $31 million; and
    - On April 3, 2005 we acquired the outstanding 15% equity interest in Intier that we did not previously own. Total consideration paid for the outstanding Class A Subordinate Voting Shares of Intier not owned by us was $202 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares and cash of $50 million.

    During 2004, we acquired NVG and the cash portion of the purchase price, net of $3 million of cash acquired, amounted to $348 million. During 2005, an $18 million cash adjustment was received with respect to the acquisition of NVG.
    We also completed a number of small acquisitions during 2004 and 2005, including a number of manufacturing facilities and engineering centres. The cash portion of these acquisitions amounted to $21 million in 2005 and $69 million in 2004.
    For 2005, proceeds from disposal were $111 million, which included:

    - the cash proceeds received on the sale of a non-core seat component facility;
    - a cash payment received in respect of fully reimbursable planning and engineering costs capitalized in prior periods;
    -   proceeds from normal course fixed and other asset disposals.

    For 2004, proceeds from disposals were $83 million, which includes:

    - the $46 million received from MID related to the sale-leaseback transaction discussed above; and
    -   proceeds from normal course fixed and other asset disposals.

    Financing

                                                  2005       2004     Change
    -------------------------------------------------------------------------

    Repayments of debt                        $   (329)  $   (410)
    Issues of debt                                  49        293
    Issues of Class A Subordinate
     Voting Shares                                  20         26
    Issues of shares by subsidiaries                 1         25
    Dividends paid to minority interests            (1)       (22)
    Dividends                                     (166)      (142)
    -------------------------------------------------------------------------
    Cash used in financing activities         $   (426)  $   (230)  $   (196)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The repayments of debt in 2005 included:

    - in January, we repaid the first series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition; and
    - in March we repaid the outstanding borrowing of Cdn$197 million under the former Decoma term credit facility and the facility was cancelled.

    The repayments of debt in 2004 included:

    - in September, we redeemed of all of the outstanding Preferred Securities for $300 million in cash;
    -   government debt repayments; and
    - a reduction of bank indebtedness in addition to ordinary course term debt payments (see "Contractual Obligations" below).

    The issues of debt in 2005 consisted primarily of borrowings to support investments in capital, including government debt and capital leases.
    The issues of debt in 2004 consisted primarily of the issuance, in connection with the NVG acquisition, of five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn$365 million
($287 million on issue date).
    During 2005, we issued $20 million in Class A Subordinate Voting Shares on the exercise of stock options compared to $26 million during 2004.
    The issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $15 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan and other issues of shares on the exercise of stock options for each of our three formerly public subsidiaries.
    Cash dividends paid during 2005 were $1.52 per Class A Subordinate Voting or Class B Share, aggregating $166 million which reflects an increase in cash dividends paid over the $142 million for 2004.

    Financing Resources

                                                  2005       2004     Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                       $     89   $    136
      Long-term debt due within one year           131         84
      Long-term debt                               700        984
      Minority interest                              -        634
    -------------------------------------------------------------------------
                                                   920      1,838   $   (918)
    Shareholders' equity                         6,565      5,335      1,230
    -------------------------------------------------------------------------
    Total capitalization                      $  7,485   $  7,173   $    312
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization increased by 4% or $312 million to $7.5 billion for 2005 as compared to $7.2 billion for 2004. The increase in capitalization is a result of a $1.2 billion increase in shareholders' equity, offset in part by a $918 million decrease in liabilities.
    The decrease in liabilities is primarily a result of:

    -   the decrease in minority interest as a result of the Privatizations;
        and
    -   decreases in long-term debt as a result of the repayment of:
    - the first series of our senior unsecured notes related to the acquisition of NVG; and
    -   the outstanding debt on Decoma's term debt facility.

    The increase in shareholders' equity is a result of:

    - an increase in share capital as a result of the Class A Subordinate Voting Shares that were issued in connection with the Privatizations and on the exercise of stock options, partially offset by repurchases for issuance to certain executives on a restricted basis pursuant to our long term retention arrangements; and
    -   net income earned during 2005.

    The increases in equity were partially offset by:

    -   dividends paid; and
    -   a decrease in the currency translation adjustment.

    During 2005, our cash resources increased by $163 million to $1.7 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2 billion of which $1.8 billion was unused and available.
    On October 12, 2005 we completed a new five-year revolving term facility that expires on October 12, 2010. The facility has a North American tranche of $1.57 billion, a European tranche of (euro) 300 million and an Asian tranche of $50 million.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at February 24, 2006 were exercised or converted:

    Class A Subordinate Voting and Class B Shares                109,301,880
    Subordinated Debentures(i)                                     1,096,582
    Stock options(ii)                                              4,576,537
    -------------------------------------------------------------------------
                                                                 114,974,999
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle 6.5% Convertible Subordinated Debenture interest and principal with shares.

         The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our stock option plans.


    Contractual Obligations and Off-Balance Sheet Financing

    At December 31, 2005, we had contractual obligations requiring annual payments as follows.

                                             2007-    2009-    2011-
                                    2006     2008     2010     2015    Total
    -------------------------------------------------------------------------

    Operating leases with MID    $   126  $   244  $   241  $   588  $ 1,199
    Operating leases with
     third parties                   124      203      137      166      630
    Long-term debt                   131      260      393       47      831
    Access fees with Magna
     Entertainment Corp. ("MEC")       8       15       15       22       60
    Purchase obligations(i)
    -------------------------------------------------------------------------
    Total contractual
     obligations                 $   389  $   722  $   786  $   823  $ 2,720
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.


    Our obligations with respect to employee future benefit plans, which have been actuarially determined, were $216 million at December 31, 2005. These obligations are broken down as follows:

                                                      Termination
                                                         and Long
                                                          Service
                                    Pension  Retirement   Arrange-
                                  Liability   Liability     ments      Total
    -------------------------------------------------------------------------

    Projected benefit obligation   $    234   $     90   $    144   $    468
    Less plan assets                   (185)         -          -       (185)
    -------------------------------------------------------------------------
    Unfunded amount                      49         90        144        283
    Unrecognized past service
     costs and actuarial losses         (18)       (34)       (15)       (67)
    -------------------------------------------------------------------------
    Amount recognized in other
     long-term liabilities         $     31   $     56   $    129   $    216
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Our off-balance sheet financing arrangements are limited to operating lease contracts.
    The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2005 for facilities leased from MID and third parties were $123 million and $71 million, respectively. Operating lease commitments in 2006 for facilities leased from MID and third parties are expected to total $126 million and $71 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (subject to certain caps).
    We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totaled $54 million for 2005, and are expected to total $53 million in 2006.
    Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, resulting in lease commitments being sustained at current levels, or we will incur capital expenditures to acquire equivalent capacity.
    Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $59 million since we have a legal right of set-off of the customer's long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

    Foreign Currency Activities

    Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.
    Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.
    We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

    RELATED PARTIES
    -------------------------------------------------------------------------

    Mr. Stronach, our Chairman of the Board, and two members of his family are trustees of the Stronach Trust. The Stronach Trust controls us through the right to direct the votes attaching to 66% of Magna's Class B Shares and also controls MID, and therefore MEC, through the right to direct the votes attaching to 66% of MID's Class B Shares. Various land and buildings used in our operations are leased from MID under operating lease agreements which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the years ended December 31, 2005 and 2004 was $123 million and $128 million, respectively. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $2 million.
    During 2004, MID provided project management services to us in connection with the construction of a new plant. In December 2004, the land and building for this plant were sold to MID for $46 million and the assumption of related development liabilities of $12 million, representing our cost of these assets. The land and building have been leased back under a 17-year operating lease.
    We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the years ended December 31, 2005 and 2004 was $33 million and $40 million, respectively.
    During the year ended December 31, 2005, trusts which exist to make orderly purchases of our shares for employees either for transfer to the EPSP or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $51 million from us to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2005, the trusts' indebtedness to us was $21 million.
    Investments include $3 million, at cost, in respect of an investment in a company that was established to acquire our shares for sale to employees.
    During the year ended December 31, 2004, we renewed our agreements with MEC for the use of their golf course and clubhouse meeting, dining and other facilities in Aurora, Ontario and in Oberwaltersdorf, Austria for annual payments of Cdn $5.0 million and (euro) 2.5 million, respectively, for a period of 10 years ending December 31, 2014. The expense included in the consolidated statements of income with respect to these agreements for the years ended December 31, 2005 and 2004 was $7 million.

    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------

    On February 2, 2006 we acquired CTS for a cash purchase price of approximately (euro) 170 million plus assumed debt.
    CTS is one of the world's leading manufacturers of roof systems for the automotive industry and is based in Germany. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. For the year ended December 31, 2004, CTS reported sales of approximately (euro) 400 million. CTS has six facilities in Europe and two facilities in North America, with approximately 1,100 employees.


    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2005
    -------------------------------------------------------------------------

    Sales
                                                   For the three months
                                                     ended December 31,
                                             --------------------------------
                                                  2005       2004     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                              3.910      3.790       + 3%
      Europe                                     4.065      4.069         -
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                           $    762   $    706       + 8%
      Europe                                  $    306   $    307         -
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                         $  2,980   $  2,674      + 11%
        Europe                                   1,242      1,250      -  1%
        Rest of World                               48         35      + 37%
      Complete Vehicle Assembly                  1,051      1,196      - 12%
      Tooling, Engineering and Other               533        498      +  7%
    -------------------------------------------------------------------------
    Total Sales                               $  5,854   $  5,653      +  4%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total sales reached a record level in the fourth quarter of 2005, increasing 4% or $201 million to $5.9 billion for the fourth quarter of 2005 compared to $5.7 billion for the fourth quarter of 2004.

    External Production Sales - North America

    External production sales in North America increased 11% or $306 million to $3.0 billion for the fourth quarter of 2005 compared to $2.7 billion for the fourth quarter of 2004. This increase in production sales reflects an 8% increase in our North American average dollar content per vehicle combined with a 3% increase in North American vehicle productions volumes.
    Our average dollar content per vehicle grew by 8% or $56 to $762 for the fourth quarter of 2005 compared to $706 for the fourth quarter of 2004, primarily as a result of:

    - the launch of new programs during or subsequent to the fourth quarter of 2004, including:
       -  the Chevrolet Cobalt and Pontiac Pursuit;
       -  the Chevrolet HHR;
       -  the Hummer H3;
       -  the Dodge Charger;
       -  the Ford Fusion;
       -  the Pontiac Torrent;
       -  the Mercedes M-Class;
       -  the Chevrolet Impala; and
       -  the Mercedes R-Class;
    - increased production and/or content on certain programs, including increased production for the Dodge Caravan, Grand Caravan and Chrysler Town & Country; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

    The factors contributing to the growth in our average dollar content per vehicle were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
       -  the GMT800 platform;
       -  the Mazda Tribute and Ford Escape;
       -  the Dodge Ram Pickup;
       -  the Jeep Grand Cherokee;
       -  the Dodge Durango;
       -  the Cadillac STS; and
       -  the Ford Freestar and Mercury Monterey;
    - programs that ended production during or subsequent to the fourth quarter of 2004; and
    -  incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe decreased 1% or $8 million to $1.242 billion for the fourth quarter of 2005 compared to $1.250 billion for the fourth quarter of 2004. This decrease in production sales reflects marginal decreases in European vehicle production volumes and our European average dollar content per vehicle.
    Our average dollar content per vehicle decreased by $1 to $306 for the fourth quarter of 2005 compared to $307 for the fourth quarter of 2004, primarily as a result of a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound against the U.S. dollar. Excluding the impact of foreign exchange, our European content per vehicle increased primarily as a result of:

    - the launch of new programs during or subsequent to the fourth quarter of 2004, including:
       -  the Volkswagen Passat; and
       -  the Land Rover Range Rover Sport; and
    -  increased production and/or content on certain programs, including:
       -  the Volkswagen Transporter and Multivan;
       -  the Mercedes B-Class; and
       -  the Volvo V70.

    The factors contributing to the increase in our average dollar content per vehicle were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
       -  the MINI Cooper; and
       -  the Mercedes E-Class; and
    -  incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 37% or $13 million to $48 million for the fourth quarter of 2005 compared to $35 million for the fourth quarter of 2004. The increase in production sales is a result of:

    -  the ramp-up of production at new facilities in China;
    -  increased production at our powertrain facilities in Korea; and
    -  an increase in production at a closure systems facility in Brazil.


    Complete Vehicle Assembly Sales
                                                   For the three months
                                                     ended December 31,
                                             --------------------------------
                                                  2005       2004     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly
     Sales                                    $  1,051      1,196      - 12%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes E-Class and G-Class,
         Saab 9(3) Convertible                  39,610     41,823      -  5%
      Value-Added:
         Jeep Grand Cherokee, Chrysler 300,
          Chrysler Voyager                      25,574     16,479      + 55%
    -------------------------------------------------------------------------
                                                65,184     58,302      + 12%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Although assembly volumes increased 12% or 6,882 units, complete vehicle assembly sales decreased 12% or $145 million to $1.051 billion for the fourth quarter of 2005 compared to $1.196 billion for the fourth quarter of 2004. The decrease in complete vehicle assembly sales is primarily the result of:

    - a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar;
    - lower assembly volumes for vehicles accounted for on a full-cost basis, including:
       -  the BMW X3;
       -  the Saab 93 Convertible; and
       -  the Mercedes G-Class.

    The factors contributing to the decrease in complete vehicle assembly sales were partially offset by:

    -  higher assembly volumes for:
       - the Jeep Grand Cherokee which is accounted for on a value-added basis as a result of the launch of a new model in January 2005; and
       -  the Mercedes E-Class which is accounted for on a full-cost basis;
          and
       - the start of assembly in the second quarter of 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America.

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 7% or $35 million to $533 million for the fourth quarter of 2005 compared to $498 million for the fourth quarter of 2004.
    In the fourth quarter of 2005 the major programs for which we recorded tooling, engineering and other sales were:

    -  the BMW X5;
    -  the Jeep Wrangler; and
    -  GM's next generation full-size pickup and sport utilities platform.

    In the fourth quarter of 2004 the major programs for which we recorded tooling, engineering and other sales were:

    -  the Ford Fusion, Mercury Milan and Lincoln Zephyr; and
    -  the Ford Explorer and Mercury Mountaineer.

    In addition, tooling, engineering and other sales increased as a result of the strengthening of the Canadian dollar against the U.S. dollar.

    EBIT
                                                   For the three months
                                                     ended December 31,
                                             --------------------------------
                                                  2005       2004     Change
    -------------------------------------------------------------------------

    North America                             $    194   $    196
    Europe                                         (93)        29
    Rest of World                                   (3)         3
    Corporate and Other                             28         26
    -------------------------------------------------------------------------
    Total EBIT                                $    126   $    254      - 50%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the fourth quarter of 2005 and 2004 were the following items, which are described above in the Highlights section.

                                                        For the three months
                                                         ended December 31,
                                                       ----------------------
                                                             2005       2004
    -------------------------------------------------------------------------

    North America
      Impairment charges                                 $    (21)  $    (16)
      Restructuring charges                                   (12)       (12)
      Pension curtailment gain                                  -         29
    -------------------------------------------------------------------------
                                                              (33)         1
    Europe
      Impairment charges                                     (105)  $    (20)
      Restructuring charges                                   (17)         -
    -------------------------------------------------------------------------
                                                             (122)       (20)
    Corporate and other
      Restructuring charges                                    (2)         -
    -------------------------------------------------------------------------
                                                         $   (157)  $    (19)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    EBIT in North America decreased 1% or $2 million to $194 million for the fourth quarter of 2005 compared to $196 million for the fourth quarter of 2004. Excluding the North American unusual items listed above, EBIT increased $32 million primarily as a result of:

    - margins earned on new programs that launched during or subsequent to the fourth quarter of 2004 including the Chevrolet Cobalt and Pontiac Pursuit;
    - reduced costs incurred at certain new facilities that launched during 2005;
    - improved operations and productivity improvements at certain facilities;
    -  price reductions from our suppliers;
    - the closure of an exterior systems facility during the first quarter of 2005 which improved our results as this division incurred operating losses during the fourth quarter of 2004; and
    - a reduction in employee profit sharing as a result of the decrease in our consolidated earnings.

    The factors contributing to the increase in EBIT were partially offset by:

    - lower earnings as a result of a decrease in production volumes for several of our high content programs including the GMT800 platform, and the Mazda Tribute and Ford Escape;
    - operating inefficiencies and launch costs incurred during the fourth quarter of 2005 for programs that launched during 2005 or for programs that will be launching subsequent to the end of the year, including a new fascia moulding and paint facility in Georgia to support the launches of the Mercedes M-Class and R-Class;
    -  amortization of fair value increments related to the Privatizations;
    -  incremental customer price concessions; and
    -  increased commodity prices, including steel and resin.

    Europe

    EBIT in Europe decreased $122 million to a loss of $93 million for the fourth quarter of 2005 compared to earnings of $29 million for the fourth quarter of 2004. Excluding the European unusual items listed above, EBIT decreased by $20 million, primarily as a result of:

    - lower margins as a result of the decrease in sales on certain high-content programs;
    -  operating inefficiencies at certain facilities;
    -  amortization of fair value increments related to the Privatizations;
    -  increased commodity prices;
    -  a provision for estimated product warranty costs; and
    -  incremental customer price concessions.

    The factors contributing to the decrease in EBIT were partially offset by:

    -  productivity and efficiency improvements at certain divisions;
    - increased margin earned on new programs that launched during or subsequent to the fourth quarter of 2004; and;
    - a reduction in employee profit sharing as a result of the decrease in our consolidated earnings.

    Rest of World

    EBIT in the Rest of World decreased $6 million to a loss of $3 million for the fourth quarter of 2005 compared to earnings of $3 million for the fourth quarter of 2004. The decrease in EBIT is primarily the result of costs incurred at new facilities primarily in China as we continue to pursue opportunities in this growing market. Partially offsetting these costs was the additional margin earned on the increased production sales as discussed above.

    Corporate and Other

    Corporate and other EBIT increased 8% or $2 million to $28 million for the fourth quarter of 2005 compared to $26 million for the fourth quarter of 2004. Excluding the Corporate and other unusual items listed above, EBIT increased $4 million primarily as a result of:

    -  increased affiliation fees as a result of the increase in sales; and
    - decreased incentive compensation as a result of the decrease in Magna's consolidated earnings.


    CRITICAL ACCOUNTING POLICIES
    -------------------------------------------------------------------------

    Our discussion and analysis of our results of operations and financial position is based upon the unaudited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of the unaudited consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities. On an ongoing basis, we evaluate our estimates. However, actual results may differ from these estimates under different assumptions or conditions.
    We believe the following critical accounting policies affect the more significant judgements and estimates used in the preparation of our unaudited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

    Revenue Recognition

    (a) Separately Priced Tooling and Engineering Service Contracts

    With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

    Such multiple element arrangements also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities.

    During 2004, we adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of separately priced tooling contracts, we anticipate that substantially all such tooling contracts will continue to be accounted for as separate revenue elements. Because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements will be evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities would be deferred and amortized on a gross basis over the subsequent assembly or production program.

    Revenues from engineering services and tooling contracts that qualify as separate revenue elements are generally recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in installments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.

    Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

    For U.S. GAAP purposes, we adopted EITF 00-21, "Accounting for Revenue Arrangements With Multiple Deliverables" prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonized our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes.

    (b) Contracts With Purchased Components

    Revenues and cost of sales from separately priced tooling and engineering service contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering service and tooling contracts have been recorded on a gross basis.

    As reported above, the reporting of sales and cost of sales for our vehicle assembly contracts is affected by the contractual terms of the arrangement.

    In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM's vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of: primary responsibility for providing the module to the OEM; responsibility for styling and/or product design specifications; latitude in establishing sub-supplier pricing; responsibility for validation of sub-supplier part quality; inventory risk on sub-supplier parts; exposure to warranty; exposure to credit risk on the sale of the module to the OEM; and other factors. To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

    Amortized Engineering and Customer Owned Tooling Arrangements

    We incur pre-production engineering research and development ("ER&D") costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.
    In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.
    ER&D and customer-owned tooling costs capitalized in "Other assets" are amortized on a units of production basis over the related long-term supply agreement.

    Impairment of Goodwill and Other Long-lived Assets

    Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.
    We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.
    We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are "critical accounting estimates" because:
(i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported on our consolidated balance sheet.

    Warranty

    We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers' warranty experience.
    Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the customer and us and, in some cases, the extent to which a supplier to us will share in the recall cost.

    Future Income Tax Assets

    At December 31, 2005, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $85 million and $123 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to U.S. and Mexican operations.
    We evaluate quarterly the realizability of future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.
    At December 31, 2005, we had gross income tax loss carryforwards of approximately $603 million, which relate to operations in the United Kingdom, Belgium, Germany, Italy, Spain and Austria, the tax benefits of which have not been recognized in our unaudited consolidated financial statements. Of the total losses, $252 million expire between 2006 and 2025 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances.

    Employee Benefit Plans

    The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2005, we had unrecognized past service costs and actuarial experience losses of $67 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.


    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 28 of our audited consolidated financial statements for the year ended December 31, 2004 and note 9 of the accompanying unaudited consolidated financial statements for the three months and year ended December 31, 2005, which describe these claims.


    SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA
    -------------------------------------------------------------------------

    The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying unaudited consolidated financial statements for the year ended December 31, 2005, which are prepared in accordance with Canadian GAAP.

                                                  2005       2004       2003
    -------------------------------------------------------------------------

    Income Statement Data

    Sales                                    $  22,811  $  20,653  $  15,345
    Net income from continuing operations    $     639  $     676  $     567
    Net income                               $     639  $     676  $     500

    Earnings per Class A Subordinate Voting
     or Class B Share
      From Continuing Operations
        Basic                                $    5.99  $    6.99  $    5.91
        Diluted                              $    5.90  $    6.95  $    5.89

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                  $    5.99  $    6.99  $    5.21
      Diluted                                $    5.90  $    6.95  $    5.19

    Cash dividends paid per Class A
     Subordinate Voting or Class B Share     $    1.52  $    1.48  $    1.36
    -------------------------------------------------------------------------


                                                  2005       2004       2003
    -------------------------------------------------------------------------

    Financial Position Data

    Working Capital                          $   2,215  $   2,183  $   1,937
    Total assets                             $  12,321  $  11,615  $   9,871
    Net cash:
      Cash and cash equivalents              $   1,682  $   1,519  $   1,528
      Bank indebtedness                            (89)      (136)      (298)
      Long term debt (including portion due
       within one year)                           (831)    (1,068)      (801)
    -------------------------------------------------------------------------
    Net cash                                 $     762  $     315  $     429
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Changes in the data from 2004 to 2005 are explained in "Results of Operations - For the Year Ended December 31, 2005" section above.

    2004 COMPARED TO 2003

    External Production Sales - North America

    External production sales in North America increased 18% or $1.5 billion to $9.8 billion for 2004 compared to $8.3 billion for 2003. This increase in production sales reflects a 19% increase in our North American average dollar content per vehicle over 2003, partially offset by a 1% decline in North American vehicle production volumes from 2003.
    Our average dollar content per vehicle grew by 19% or $98 to $623 for 2004 compared to $525 for 2003. The increase relates primarily to:

    -  the launch of new programs during or subsequent to 2003, including:
        -  the Chevrolet Equinox;
        -  the GMC Canyon and Chevrolet Colorado;
        -  the Ford Freestar and Mercury Monterey;
        -  the Ford F-Series;
        -  the Chevrolet Malibu; and
        -  the Dodge Durango;
    - acquisitions completed during 2004, including the NVG and Davis Industries Inc. ("Davis") acquisitions; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

    These factors contributing to the growth in our average dollar content per vehicle were partially offset by:

    - the impact of lower content and/or production on certain programs including:
       -  the GMT800 platform;
       -  the GMC Envoy, Chevrolet Trailblazer and Buick Rainier; and
       -  the Ford Explorer and Mercury Mountaineer; and
    -  incremental customer price concessions.

    External Production Sales - Europe

    External production sales in Europe increased 25% or $935 million to $4.7 billion for 2004 compared to $3.8 billion for 2003. This increase in sales reflects a 23% increase in our European average dollar content per vehicle combined with a 1% increase in European vehicle production volumes over 2003.
    Our average dollar content per vehicle grew by $54 to $285 for 2004 compared to $231 for 2003, primarily as a result of:

    -  programs that launched during or subsequent to 2003, including:
       -  the BMW X3;
       -  the BMW 6-Series;
       -  the MINI Convertible; and
       -  the Mercedes E-Class; and
    - higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar.

    The factors contributing to the growth in our average dollar content per vehicle were partially offset by:

    -  lower production on certain programs including:
       -  the Ford Transit;
       -  the MINI Cooper; and
       -  the smart for two; and
    -  incremental customer price concessions.

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 53% or $49 million to $139 million for 2004 compared to $90 million for 2003. The increase in production sales is primarily a result of:

    - the acquisition of the remaining interest in several joint venture mirror facilities in China;
    -  the ramp-up of production at new facilities in China;
    -  increased production at our powertrain facilities in Korea; and
    -  increased production at our closure systems facility in Brazil.

    Complete Vehicle Assembly Sales

    Complete vehicle assembly sales increased 176% or $2.8 billion to $4.4 billion for 2004 compared to $1.6 billion for 2003. The increase in complete vehicle assembly sales is primarily the result of:

    -  the launch of the BMW X3 program during the fourth quarter of 2003;
    - higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar; and
    - the launch of the Saab 9(3) Convertible program during the third quarter of 2003.

    Tooling, Engineering and Other

    Tooling, engineering and other sales were $1.5 billion for 2004, representing an increase of 2% or $26 million over 2003. The increase was primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.
    Excluding the impact of foreign exchange, tooling sales decreased in 2004, reflecting the launch of many programs during the third and fourth quarters of 2003. In 2004 the major programs for which we recorded tooling, engineering and other sales were:

    -  the Ford Fusion, Mercury Milan and Lincoln Zephyr;
    -  the Ford Explorer and Mercury Mountaineer; and
    -  the Mercedes M-Class and R-Class.

    In 2003, the major programs on which we recorded tooling, engineering and other sales included:

    -  the BMW X3;
    -  the Saab 9(3) Convertible;
    - the second and third row stow in floor seats for the DaimlerChrysler minivans;
    -  the Ford Freestar and Mercury Mountaineer; and
    -  the Ford Mustang.

    Net Income and Net Income from Continuing Operations

    Net income increased 35% or $176 million to $676 million for 2004 compared to $500 million for 2003. Net income in 2003 includes the results of our former controlling interest in MEC, which has been presented as discontinued operations. In 2003, we recognized a $68 million non-cash impairment loss equal to the excess of the carrying value of our investment in MEC over the fair value of MID's controlling interest in MEC on the distribution date.
    Net income from continuing operations increased 19% or $109 million to $676 million for 2004 compared to $567 million for 2003. Included in net income from continuing operations are the following items (net of minority interest and income taxes):

                                                  2004       2003     Change
    -------------------------------------------------------------------------
    Impairment charges                        $     22   $     13
    Restructuring charges                           17          5
    Pension curtailment gain                       (18)         -
    Stock options                                   12          -
    Other loss                                       -          6
    Future income tax charge (recovery)
     related to tax rate changes                    (6)        10
    -------------------------------------------------------------------------
                                              $     27   $     34   $     (7)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The unusual items in 2004 have been discussed above in the "Highlights" section. During 2003, the unusual items were as follows:

    - impairment charges relating to certain exterior systems facilities in Europe;
    - restructuring charges related to the reorganization and closure of certain facilities in Europe;
    - a non-cash impairment loss at the date of the MID distribution equal to the excess of our carrying value of certain real estate properties of MID over their fair values; and
    - a future income tax charge related to the increase in future income tax rates in Canada.

    Excluding the unusual items, net income from continuing operations increased by $102 million as a result of an increase in gross margin of $389 million and a decrease in minority interest expense of $3 million, partially offset by increases in SG&A spending, depreciation and amortization, income taxes and interest expense of $162 million, $78 million, $45 million and $3 million, respectively, and a $2 million decrease in equity income.
    Gross margin as a percentage of total sales decreased to 14.3% for 2004 compared to 16.5% for 2003. Excluding the unusual items discussed above, gross margin as a percentage of total sales for 2004 decreased 2.2% as a result of:

    - the launches of the BMW X3 and the Saab 9(3) Convertible complete vehicle assembly programs;
    -  costs incurred for new facilities;
    -  inefficiencies at certain exterior systems facilities in Europe;
    - the MID distribution as the distribution effectively added additional lease expense;
    - a change in sales mix during 2004 to programs that operate at lower margins;
    -  the strengthening of the euro against the U.S. dollar;
    -  the NVG and Davis acquisitions;
    -  increased raw material prices; and
    -  incremental customer price concessions.

    Partially offsetting these decreases were:

    - the positive impact of programs that launched during or subsequent to 2003; and
    -  improved performance and productivity at a number of divisions.

    The increase in depreciation and amortization in 2004 was primarily a result of:

    - an increase in assets employed in the business to support future growth, including acquisitions completed during the year;
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar; and
    -  accelerated depreciation on certain program specific assets in 2004.

    These increases in depreciation were partially offset by a reduction of depreciation as a result of the MID distribution.

    The increase in SG&A expenses relates primarily to:

    - higher infrastructure costs to support the increase in sales levels, including spending to support launches;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar; and
    - increased SG&A spending as a result of acquisitions completed during or subsequent to 2003, including the NVG and Davis acquisitions.

    Earnings per Share

    Diluted earnings per share from continuing operations increased 18% or $1.06 to $6.95 for 2004 compared to $5.89 for 2003. Excluding the unusual items discussed above, diluted earnings per share from continuing operations increased $1.00 as a result of the increase in net income from continuing operations (excluding unusual items), offset in part by an increase in the weighted average number of shares outstanding during the year, substantially as a result of the exercise of stock options to acquire Class A Subordinate Voting Shares.

    Financial Position

    The increase in total assets from 2003 to 2004 is a result of:

    -  the acquisition of NVG;
    - investment in new and existing production facilities to support our continued growth, including:
       - a new stamping facility in Mexico to support the launch of the Ford Fusion, Mercury Milan and Lincoln Zephyr;
       - a new fascia moulding and paint facility in Georgia and an expansion of our Class A stamping facility in South Carolina, both to support the launch of the Mercedes M-Class; and
       - a new frame facility in Kentucky for the new Ford Explorer and F-Series Super Duty pick-up trucks;
    - the growth in total assets as the result of our strong financial performance; and
    - the increase in the U.S. dollar reported amounts of our assets as a result of the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

    The reduction in bank indebtedness occurred as a result of Decoma replacing its $300 million 364 day revolving credit facility with a $400 million three-year term facility which resulted in approximately
$215 million being recorded as long-term debt at December 31, 2004. In addition, long-term debt increased primarily as a result of the issuance of $287 million of senior unsecured zero-coupon notes in connection with the NVG acquisition. These increases were partially offset by the $300 million cash redemption of our Preferred Securities and periodic payments on long-term debt.


    SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
    -------------------------------------------------------------------------

    The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

                                         For the three month period ended
                                 --------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2005       2005       2005       2005
    -------------------------------------------------------------------------

    Sales                          $  5,718   $  5,858   $  5,381   $  5,854

    Net income                     $    172   $    225   $    159   $     83

    Earnings per Class A
     Subordinate Voting or
     Class B Share
      Basic                        $   1.69   $   2.10   $   1.47   $   0.76
      Diluted                      $   1.68   $   2.06   $   1.44   $   0.75
    -------------------------------------------------------------------------


                                         For the three month period ended
                                 --------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2004       2004       2004       2004
    -------------------------------------------------------------------------

    Sales                          $  5,103   $  5,113   $  4,784   $  5,653

    Net income                     $    179   $    188   $    132   $    177

    Earnings per Class A
     Subordinate Voting or
     Class B Share
      Basic                        $   1.85   $   1.94   $   1.37   $   1.82
      Diluted                      $   1.84   $   1.93   $   1.37   $   1.81
    -------------------------------------------------------------------------

    In general, sales increased from 2004 to 2005 as a result of product launches, the acquisition of NVG in September 2004, and the strengthening of the Canadian dollar against the U.S. dollar. The third quarter of both years is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.
    Included in the quarterly net income are the following unusual items that have been discussed earlier in this MD&A:

                                         For the three month period ended
                                 --------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2005       2005       2005       2005
    -------------------------------------------------------------------------

    Impairment charges             $      -   $     (5)  $      -   $    (93)
    Restructuring charges                (4)        (7)       (11)       (26)
    Charges associated with MG Rover    (13)         -          -          -
    Foreign currency gain                 -         18          -          -
    Settlement gain                       -          -         16          -
    Gain on sale of facility              -         10          -          -
    -------------------------------------------------------------------------
                                   $    (17)  $     16   $      5   $   (119)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                         For the three month period ended
                                 --------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2004       2004       2004       2004
    -------------------------------------------------------------------------

    Impairment charges             $      -   $      -   $      -   $    (22)
    Restructuring charges                (4)         -         (6)        (7)
    Stock option modification           (12)         -          -          -
    Pension curtailment gain              -          -          -         18
    Future tax recovery                   -          -          -          6
    -------------------------------------------------------------------------
                                   $    (16)  $      -   $     (6)  $     (5)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2005 quarterly reports which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.


    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: cyclicality of the automotive industry due to global economic and political conditions (including acts of terrorism) and resulting changes in consumer demand for automobiles; declining market share and production volumes of some of our customers; our reliance on a small number of automobile manufacturers, several of which are rated as below investment grade by credit rating agencies; shifts in market share among vehicles, including those we assemble; the termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production or assembly contract; competition from suppliers with manufacturing operations in low cost countries; risks associated with conducting business internationally; increased commodity prices and our ability to offset such increases; deterioration of the financial condition of the supply base and certain customers; intense pricing pressures; increased pressure from our customers to absorb various fixed costs; product warranty and recall costs; product liability risks; fluctuations in relative currency values; our facility rationalization efforts; our success in improving results at our underperforming divisions; goodwill and fixed asset impairments; legal proceedings to which we are or may become a party; changes in governmental regulations, including environmental laws and regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                      Three months ended        Year ended
                                         December 31,          December 31,
                                    -----------------------------------------
                            Note       2005       2004       2005       2004
    -------------------------------------------------------------------------
                                             (restated             (restated
                                                note 2)               note 2)

    Sales                          $  5,854   $  5,653   $ 22,811   $ 20,653
    -------------------------------------------------------------------------

    Cost of goods sold                5,094      4,880     19,831     17,696
    Depreciation and
     amortization                       196        173        711        598
    Selling, general and
     administrative            8        314        314      1,198      1,186
    Interest expense, net                 1          4          6         26
    Equity income                        (2)        (4)        (8)       (14)
    Impairment charges         3        126         36        131         36
    -------------------------------------------------------------------------
    Income from operations
     before income taxes and
     minority interest                  125        250        942      1,125
    Income taxes                         42         72        292        387
    Minority interest          4          -          1         11         62
    -------------------------------------------------------------------------
    Net income                     $     83   $    177   $    639   $    676
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting or
     Class B Share:
      Basic                        $   0.76   $   1.82   $   5.99   $   6.99
      Diluted                      $   0.75   $   1.81   $   5.90   $   6.95
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share       $   0.38   $   0.38   $   1.52   $   1.48

    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     during the period
     (in millions):
      Basic                           108.4       96.8      106.7       96.7
      Diluted                         111.1       97.3      109.0       97.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                      Three months ended        Year ended
                                         December 31,          December 31,
                                    -----------------------------------------
                            Note       2005       2004       2005       2004
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period           $  3,368   $  2,796   $  2,935   $  2,384
    Net income                           83        177        639        676
    Dividends on Class A
     Subordinate Voting
     and Class B Shares                 (42)       (36)      (167)      (143)
    Adjustment for change in
     accounting policy
     related to financial
     instruments               2          -          -          2         20
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  3,409   $  2,937   $  3,409   $  2,937
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                      Three months ended        Year ended
                                         December 31,          December 31,
                                    -----------------------------------------
                            Note       2005       2004       2005       2004
    -------------------------------------------------------------------------
                                             (restated             (restated
                                                note 2)               note 2)

    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                     $     83   $    177   $    639   $    676
    Items not involving
     current cash flows                 325        198        901        805
    -------------------------------------------------------------------------
                                        408        375      1,540      1,481
    Changes in non-cash
     operating assets and
     liabilities                        750       (178)       158       (100)
    -------------------------------------------------------------------------
                                      1,158        197      1,698      1,381
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (321)      (328)      (848)      (859)
    Purchase of subsidiaries   4        (19)         -       (187)      (417)
    Increase in other assets            (27)       (46)      (127)       (81)
    Proceeds from disposition            46         55        111         83
    -------------------------------------------------------------------------
                                       (321)      (319)    (1,051)    (1,274)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt         5        (96)       (27)      (329)      (410)
    Issues of debt             5          -          -         49        293
    Issues of Class A
     Subordinate Voting Shares            1          -         20         26
    Issues of shares by
     subsidiaries                         -         12          1         25
    Dividends paid to minority
     interests                            -         (8)        (1)       (22)
    Dividends                           (42)       (35)      (166)      (142)
    -------------------------------------------------------------------------
                                       (137)       (58)      (426)      (230)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                    (9)        98        (58)       114
    -------------------------------------------------------------------------

    Net increase (decrease)
     in cash and cash
     equivalents during the
     period                             691        (82)       163         (9)
    Cash and cash equivalents,
     beginning of period                991      1,601      1,519      1,528
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,682   $  1,519   $  1,682   $  1,519
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                   December 31,  December 31,
                                          Note            2005          2004
    -------------------------------------------------------------------------
                                                                   (restated
                                                                      note 2)

    ASSETS
    Current assets
    Cash and cash equivalents                        $   1,682     $   1,519
    Accounts receivable                                  3,436         3,276
    Inventories                                          1,388         1,376
    Prepaid expenses and other                              97           110
    -------------------------------------------------------------------------
                                                         6,603         6,281
    -------------------------------------------------------------------------
    Investments                                            142           139
    Fixed assets, net                                    4,124         3,967
    Goodwill                               3,4             918           747
    Future tax assets                                      208           199
    Other assets                                           326           282
    -------------------------------------------------------------------------
                                                     $  12,321     $  11,615
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                $      89     $     136
    Accounts payable                                     3,241         3,006
    Accrued salaries and wages                             474           449
    Other accrued liabilities                              394           350
    Income taxes payable                                    59            73
    Long-term debt due within one year                     131            84
    -------------------------------------------------------------------------
                                                         4,388         4,098
    -------------------------------------------------------------------------
    Deferred revenue                                        85            70
    Long-term debt                         4,5             700           984
    Other long-term liabilities                            241           240
    Future tax liabilities                                 342           254
    Minority interest                       4                -           634
    -------------------------------------------------------------------------
                                                         5,756         6,280
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                           7
      Class A Subordinate Voting Shares
       (issued: 108,184,395; December 31,
        2004 - 95,850,377)                               2,470         1,610
      Class B Shares
       (convertible into Class
        A Subordinate Voting Shares)
       (issued: 1,093,983)                                   -             -
    Contributed surplus                     8               65            16
    Retained earnings                                    3,409         2,937
    Currency translation adjustment                        621           772
    -------------------------------------------------------------------------
                                                         6,565         5,335
    -------------------------------------------------------------------------
                                                     $  12,321     $  11,615
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in U.S. dollars following Canadian generally accepted accounting principles, as well as following the accounting policies as set out in the 2004 annual consolidated financial statements, except for the accounting change set out in note 2.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2005 and the results of operations and cash flows for the three months and years ended December 31, 2005 and 2004.

    2.  ACCOUNTING CHANGE

        Financial Instruments - Disclosure and Presentation

        In 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" ("CICA 3860") to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments require the Company to present its Preferred Securities and Subordinated Debentures as liabilities, with the exception of the equity value ascribed to the holders' option to convert certain of the Subordinated Debentures into Class A Subordinate Voting Shares, and to present the related liability carrying costs as a charge to income. The Company adopted these new recommendations effective January 1, 2005 on a retroactive basis.

        The impact of this accounting policy change on the consolidated balance sheet as at December 31, 2004 was as follows:

        Increase in other assets                                    $      2
        ---------------------------------------------------------------------

        Decrease in income taxes payable                            $      1
        Increase in long-term debt                                       216
        Decrease in debentures' interest obligation                       38
        Decrease in minority interest                                     68
        ---------------------------------------------------------------------

        Decrease in other paid-in-capital                           $     75
        Increase in retained earnings                                      2
        Decrease in currency translation adjustment                       34
        ---------------------------------------------------------------------

        The impact of this accounting policy change on the consolidated statements of income and retained earnings for the three months and year ended December 31, 2004 was as follows:

                                                     Three months       Year
                                                            ended      ended
                                                         December   December
                                                         31, 2004   31, 2004
        ---------------------------------------------------------------------

        Increase in interest expense                     $      2   $     31
        Decrease in income taxes                                -        (11)
        Decrease in minority interest                          (1)        (4)
        ---------------------------------------------------------------------
        Decrease in net income                                 (1)       (16)
        Decrease in financing charges on Preferred
         Securities and other paid-in-capital                   1         16
        Decrease in foreign exchange gain on
         redemption of Preferred Securities                     -        (18)
        ---------------------------------------------------------------------
        Decrease in net income available to Class A
         Subordinate Voting and Class B Shareholders     $      -   $    (18)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Reduction of earnings per Class A Subordinate
         Voting or Class B Share
          Basic                                          $      -   $  (0.18)
          Diluted                                        $      -   $  (0.18)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    3.  GOODWILL AND LONG-LIVED ASSETS

        In conjunction with the Company's annual goodwill impairment analysis and consideration of other indicators of impairment of its long-lived assets at certain operations, the Company has recorded impairment charges as follows:

                                     Three months ended         Year ended
                                         December 31,          December 31,
                                    -------------------- --------------------
                                       2005       2004       2005       2004
        ---------------------------------------------------------------------

        (a) Long-lived assets
             impairments:
            Europe                 $     84   $     20   $     89   $     20
            North America                21         16         21         16

        (b) Goodwill impairment:
            Europe                       21          -         21          -
        ---------------------------------------------------------------------
                                   $    126   $     36   $    131   $     36
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) Long-lived assets impairments

            Europe

            During 2005, the Company recorded asset impairments of $89 million ($63 million after tax) relating to certain assets and facilities including:

            In the United Kingdom, Belgium and Germany, the Company identified issues relating to certain exterior systems facilities, including: (i) recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects at certain of these facilities; (ii) uncertain long-term production volumes for the United Kingdom market in general; (iii) excess paint capacity in the European market; and (iv) the resultant rationalization of painting and moulding facilities. As a result, an asset impairment of $80 million was recorded.

            The Company also identified an impairment at a closure systems facility in the Czech Republic. Due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, an asset impairment of $8 million was recorded.

            During 2004, the Company identified issues relating to certain exterior systems facilities, including recurring losses that were projected to continue throughout the Company's business planning period as a result of existing sales levels and limited sales growth prospects relative to certain assets at these facilities. As a result, an asset impairment of $20 million ($15 million after minority interest) was recorded.

            North America

            During 2005, the Company recorded an asset impairment of $21 million ($14 million after tax) relating to certain assets and facilities.

            The Company identified issues relating to an exterior systems facility in Canada, including losses that are projected to be incurred throughout the Company's business planning period as a result of existing and projected sales levels. As a result, an asset impairment of $12 million was recorded.

            The Company also identified issues relating to certain powertrain facilities in the United States, including: (i) ceasing operations at a facility; and (ii) recurring losses that are projected to continue. As a result, asset impairments of $9 million were recorded in respect of certain assets at these facilities.

            During 2004, the Company recorded asset impairments of $16 million ($7 million after tax and minority interest) relating to its plan to cease operations at an exterior systems facility in Canada.

        (b) Goodwill impairment

            In conjunction with its annual business planning cycle, the Company completed its goodwill impairment analysis. As a result of this analysis, the Company recorded a $21 million goodwill impairment charge related to its exterior systems reporting unit in Europe. This impairment charge has not been tax benefited.

    4.  ACQUISITIONS

        (a) For the year ended December 31, 2005

            (i)  Privatizations

                 In October 2004, Magna announced its proposal to take each of its publicly traded subsidiaries private (the
                 "Privatizations"). The privatizations were completed over a three month period as follows:

                 Tesma

                 On February 1, 2005, the shareholders of Tesma International Inc. ("Tesma") approved a plan of arrangement that became effective on February 6, 2005 under which Magna acquired the outstanding 56% equity interest in Tesma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Tesma not owned by the Company was $613 million, which was satisfied by issuing
                 6.7 million Magna Class A Subordinate Voting Shares (note 7) and cash of $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of $17 million, representing the fair value of the stock options assumed. This fair value has been credited to contributed surplus (note 8). The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $270 million.

                 Decoma

                 On February 28, 2005, the shareholders of Decoma International Inc. ("Decoma") approved a plan of arrangement that became effective on March 6, 2005 under which Magna acquired the outstanding 27% equity interest in Decoma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Decoma not owned by the Company was $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares (note 7) and cash of $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of $2 million, representing the fair value of the stock options assumed. This fair value has been credited to contributed surplus (note 8). The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $78 million.

                 The Decoma plan of arrangement resulted in the amalgamation of Magna and Decoma. As a result of this amalgamation, Decoma's three-year term credit facility maturing
                 September 30, 2007 and Decoma's 6.5% Convertible
                 Subordinated Debentures maturing March 31, 2010 became direct obligations of the Company.

                 Intier

                 On March 30, 2005, the shareholders of Intier Automotive Inc. ("Intier") approved a plan of arrangement that became effective on April 3, 2005 under which Magna acquired the outstanding 15% equity interest in Intier that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Intier not owned by the Company was $202 million, which was satisfied by issuing
                 2.3 million Magna Class A Subordinate Voting Shares (note 7) and cash of $50 million. In addition, Magna assumed responsibility for the existing stock options of Intier, resulting in an increase in the purchase price of $23 million, representing the fair value of the stock options assumed. This fair value has been credited to contributed surplus (note 8). The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $87 million.

            (ii) Other

                 During the year, the Company also completed the acquisition of a number of small manufacturing facilities. The total consideration for the above noted acquisitions amounted to approximately $21 million (net of cash acquired) paid in cash and $12 million of assumed debt.

            The purchase price allocations for these acquisitions are preliminary and adjustments to the current allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, for each of Tesma, Decoma and Intier an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and intangible assets.

        (b) For the year ended December 31, 2004

            On September 29, 2004, the Company completed the acquisition of the worldwide operations of DaimlerChrysler Corporation's ("DCC") wholly owned subsidiary, New Venture Gear, Inc. ("NVG"), a leading supplier of transfer cases and other drivetrain products. Total consideration for the acquisition amounted to $428 million which was satisfied with a combination of $348 million in cash (net of cash acquired of $3 million) and $80 million in zero-coupon notes payable to DCC, which have a face value of $95 million and are due in December 2008.

            The net effect on the Company's 2004 consolidated balance sheet was increases in non-cash operating assets and liabilities of $55 million, fixed assets of $241 million and goodwill of $132 million. During 2005, the purchase equation for the NVG acquisition was finalized which resulted in a net change to the Company's consolidated balance sheet consisting of an increase in non-cash operating assets and liabilities of $14 million, a decrease in fixed assets of $17 million, an increase in other assets of $6 million and an increase in future income taxes of $1 million with an offset to goodwill of $4 million. Goodwill was also reduced by an $18 million cash purchase price adjustment received in the year.

    5.  LONG-TERM DEBT

        On October 12, 2005, the Company completed a new five-year revolving term facility that expires on October 12, 2010. The facility has a North American tranche of $1.57 billion, a European tranche of
        (euro) 300 million and an Asian tranche of $50 million. In March 2005, the Company repaid the outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled.

        In September 2004, the Company redeemed all of the issued
        Cdn $165 million 8.65% Series A Preferred Securities and $170 million 8.875% Series B Preferred Securities for an aggregate cash payment of $300 million.

        In connection with the NVG acquisition, the Company issued five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn $365 million ($287 million on issue date) and an aggregate amount due at maturity of Cdn $415 million. The notes, which mature at various dates to December 2008, were sold in Canada on an underwritten private placement basis.

    6.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                     Three months ended         Year ended
                                         December 31,          December 31,
                                    -------------------- --------------------
                                       2005       2004       2005       2004
        ---------------------------------------------------------------------

        Defined benefit pension
         plans and other          $      19   $    (15)  $     30   $     (1)
        Termination and long
         service arrangements             6          4         17         17
        Retirement medical
         benefits plan                    2          2          9          8
        ---------------------------------------------------------------------
                                  $      27   $     (9)  $     56   $     24
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        For the three months and year ended December 31, 2004, employee benefit expense is recorded net of a pension curtailment gain of $29 million.

    7.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three months and year ended December 31, 2005 are shown in the following table (numbers of shares in the following table are expressed in whole numbers):

                                                         Subordinate Voting
                                                       ----------------------
                                                        Number of     Stated
                                                           shares      value
        ---------------------------------------------------------------------

        Issued and outstanding at December 31, 2004    95,850,377   $  1,610
        Issued on privatization of Tesma(i)             6,687,709        510
        Issued on privatization of Decoma(i)            2,854,400        208
        Issued for cash under the Incentive
         Stock Option Plan                                170,106         13
        Issued under the Dividend Reinvestment Plan         2,438          -
        Exchange of subsidiary restricted stock
         for Magna restricted stock (i)                         -        (19)
        ---------------------------------------------------------------------
        Issued and outstanding at March 31, 2005      105,565,030      2,322
        Issued on privatization of Intier(i)            2,332,748        152
        Issued for cash under the Incentive
         Stock Option Plan                                 80,486          6
        Issued under the Dividend Reinvestment Plan         3,046          -
        Exchange of subsidiary restricted stock
         for Magna restricted stock(i)                          -         (8)
        ---------------------------------------------------------------------
        Issued and outstanding at June 30, 2005       107,981,310      2,472
        Issued for cash under the Incentive
         Stock Option Plan                                152,211          9
        Issued under the Dividend Reinvestment Plan         4,468          1
        Repurchase of Class A Subordinate
         Voting Shares(i)                                       -        (15)
        ---------------------------------------------------------------------
        Issued and outstanding at September 30, 2005  108,137,989      2,467
        Issued for cash under the Incentive
         Stock Option Plan                                 40,886          3
        Issued under the Dividend Reinvestment Plan         5,520          -
        ---------------------------------------------------------------------
        Issued and outstanding at December 31, 2005   108,184,395   $  2,470
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

            (i)  At December 31, 2005, 878,281 (2004 - 124,976) Magna Class A
                 Subordinate Voting Shares, which were purchased for a cash consideration of $15 million (2004 - $4 million), have been awarded on a restricted basis to certain executives. Since this stock has not been released to the executives, it has been reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 24, 2006 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        109,301,880
            Subordinated Debentures(i)                             1,096,582
            Stock options(ii)                                      4,576,537
            -----------------------------------------------------------------
                                                                 114,974,999
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

            (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to the Company's stock option plans.

    8.  STOCK-BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                                                          2005
                                           ----------------------------------
                                            Options outstanding
                                           ---------------------
                                                       Exercise      Options
                                               Options  price(i) exercisable
                                                   No.     Cdn$          No.
            -----------------------------------------------------------------

            Beginning of year                2,614,376    85.74    2,042,876
            Assumed on privatization         1,053,353    71.31      864,688
            Granted                             35,000    85.75            -
            Exercised                         (170,106)   61.09     (170,106)
            Vested                                   -        -        9,291
            Cancelled                                -        -            -
            -----------------------------------------------------------------
            March 31                         3,532,623    82.62    2,746,749
            Assumed on privatization         1,377,067    54.11      973,668
            Exercised                          (80,486)   53.67      (80,486)
            Vested                                   -        -       11,775
            Cancelled                          (17,033)   84.60            -
            -----------------------------------------------------------------
            June 30                          4,812,171    74.94    3,651,706
            Granted                                  -        -            -
            Exercised                         (152,211)   60.56     (152,211)
            Vested                                   -        -      281,020
            Cancelled                           (4,506)   94.66       (1,163)
            -----------------------------------------------------------------
            September 30                     4,655,454    75.39    3,779,352
            Exercised                          (40,886)   61.20      (40,886)
            Vested                                   -        -      386,936
            Cancelled                          (14,529)   95.05       (9,298)
            -----------------------------------------------------------------
            December 31                      4,600,039    75.46    4,116,104
            -----------------------------------------------------------------
            -----------------------------------------------------------------


                                                          2004
                                           ----------------------------------
                                            Options outstanding
                                           ---------------------
                                                       Exercise      Options
                                               Options  price(i) exercisable
                                                   No.     Cdn$          No.
            -----------------------------------------------------------------

            Beginning of year                3,046,450    82.31    1,991,950
            Assumed on privatization                 -        -            -
            Granted                             15,000   105.19            -
            Exercised                         (117,600)   62.63     (117,600)
            Vested                                   -        -       43,625
            Cancelled                           (3,000)   97.47            -
            -----------------------------------------------------------------
            March 31                         2,940,850    83.20    1,917,975
            Assumed on privatization                 -        -            -
            Exercised                         (414,474)   71.43     (414,474)
            Vested                                   -        -            -
            Cancelled                                -        -            -
            -----------------------------------------------------------------
            June 30                          2,526,376    85.13    1,503,501
            Granted                            100,000   100.69            -
            Exercised                                -        -            -
            Vested                                   -        -       44,375
            Cancelled                                -        -            -
            -----------------------------------------------------------------
            September 30                     2,626,376    85.72    1,547,876
            Exercised                                -        -            -
            Vested                                   -        -      507,000
            Cancelled                          (12,000)   81.19      (12,000)
            -----------------------------------------------------------------
            December 31                      2,614,376    85.74    2,042,876
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

        (b) The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                     Three months ended         Year ended
                                         December 31,          December 31,
                                    -------------------- --------------------
                                       2005       2004       2005       2004
            -----------------------------------------------------------------

            Risk free interest rate       -          -      3.24%      3.04%
            Expected dividend yield       -          -      2.18%      1.70%
            Expected volatility           -          -        23%        32%
            Expected time until
             exercise                     -          -    2 years    4 years
            -----------------------------------------------------------------

            Weighted average fair
             value of options
             granted or modified
             in period (Cdn$)      $      -   $      -   $  18.48   $  28.64
            -----------------------------------------------------------------

            Compensation expense
             recorded in selling,
             general and
             administrative
             expenses              $      2   $      1   $     15   $     15
            -----------------------------------------------------------------

            In connection with the privatization of Tesma, Decoma and Intier, the terms of outstanding Tesma, Decoma and Intier stock options were modified through either the exchange of Tesma, Decoma and Intier options for Magna replacement options or through adjustment provisions to existing options such that holders of Tesma, Decoma and Intier continuing options would be entitled to receive Magna Class A Subordinate Voting shares in lieu of Tesma, Decoma or Intier Class A Subordinate Voting Shares when exercised. Where the original options were granted prior to January 1, 2003 and were unvested at the date of privatization, the above modifications create incremental compensation expense over the remaining vesting period.

            During the year ended December 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all options that were granted prior to January 1, 2003.

            If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

                                     Three months ended         Year ended
                                         December 31,          December 31,
                                    -------------------- --------------------
                                       2005       2004       2005       2004
            -----------------------------------------------------------------

            Pro forma net income   $     82   $    176   $    636   $    676

            Pro forma earnings
             per Class A
             Subordinate Voting
             or Class B Share
              Basic                $   0.75   $   1.81   $   5.96   $   6.99
              Diluted              $   0.75   $   1.80   $   5.87   $   6.95
            -----------------------------------------------------------------

        (c) At December 31, 2005, unamortized compensation expense related to the restricted stock arrangements was $43 million, and has been presented as a reduction of shareholders' equity.

        (d) Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders conversion option. The following is a continuity schedule of contributed surplus:

                                                             2005       2004
            -----------------------------------------------------------------

            Balance, beginning of year                   $     16   $      3
            Impact of privatization transactions (note 7)      20          -
            Stock-based compensation expense                    2         12
            Exercise of options                                (5)        (1)
            -----------------------------------------------------------------
            Balance, March 31,                                 33         14
            Impact of privatization transaction (note 7)       25          -
            Stock-based compensation expense                    5          -
            Exercise of options                                (2)         -
            -----------------------------------------------------------------
            Balance, June 30,                                  61         14
            Stock-based compensation expense                    3          1
            Exercise of options                                (3)         -
            -----------------------------------------------------------------
            Balance, September 30,                             61         15
            Stock-based compensation expense                    2          1
            Exercise of options                                (1)         -
            -----------------------------------------------------------------
            Balance, December 31,                              62         16
            Holders conversion option                           3          -
            -----------------------------------------------------------------
                                                         $     65   $     16
            -----------------------------------------------------------------
            -----------------------------------------------------------------

    9.  COMMITMENTS AND CONTINGENCIES

        Effective August 30, 2004, a supplier purported to terminate its obligations to supply the Company with certain steel products at agreed upon prices under two supply agreements. The supplier subsequently continued to supply steel at an invoice price reflecting current market prices pending resolution of this matter, and the Company continued to pay for the steel products in question at the prices set out in the two supply agreements. The right of the supplier to terminate its obligations to supply steel under the supply agreements is being disputed by the Company pursuant to arbitration proceedings that were commenced in the fourth quarter of 2004. The arbitration hearing is expected to be held in the fall of 2006. If the supplier is successful in the arbitration, the Company's maximum potential exposure as at December 31, 2005 would be less than $85 million. However, the Company believes it has valid defenses to each of the claims and will continue to vigorously defend the supplier's claims.

    10. SEGMENTED INFORMATION

        Magna, a leading global supplier of technologically advanced automotive systems, assemblies, modules and components, follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions, which function as autonomous business units that operate within corporate policies. As at December 31, 2005, Magna had 224 manufacturing divisions and 60 product development and engineering centres in 22 countries. Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia and South America ("Rest of World"). Magna's product capabilities span a number of major automotive areas including: interiors; seating; closures; metal body systems; exterior and interior mirrors and engineered glass; electronics; plastic body, lighting and exterior trim systems; various powertrain and drivetrain systems; retractable hard top and soft top roof systems; and complete vehicle engineering and assembly.

        Historically, the Company had supplied these products and services through global product groups, three of which (Tesma, Decoma and Intier) were publicly traded companies in which Magna had a controlling interest. During 2005 the Company acquired the outstanding equity interest in the publicly traded companies that it did not previously own (note 4). There were four key elements to Magna's rationale for the Privatizations:

        -  improve strategic positioning;
        -  exploit the Company's various competencies;
        -  better alignment of the Company's product portfolio; and
        - avoid duplication of investment in infrastructure and development costs.

        Shortly after the Privatizations were completed, the Company began to reorganize its operations on a geographic basis, between North America, Europe and Rest of World. Accordingly, segment reporting has been restated to reflect the Company's new structure.

        Magna's success is directly dependent upon the levels of North American and European (and currently to a lesser extent on Rest of World) car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues and labour and/or trade relations.

        Given these differences between the regions in which the Company operates, Magna's operations are segmented on a geographic basis between North America, Europe, and Rest of World. The role of the North American and European management teams is to manage the interests of the Company to ensure a coordinated effort across the different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the management teams centrally manage key aspects of their operations while permitting the divisions enough flexibility through its decentralized structure to foster an entrepreneurial environment.

        Consistent with the organizational changes described above, the Company's internal financial reporting has been revised to separately segment key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources and the long-term strategic direction and future global growth of the Company. The Company's reporting to Magna's Corporate Executive Team, Board of Directors and shareholders has also been revised accordingly.

        The following table shows certain information with respect to segment disclosures:

                                              Three months ended
                                               December 31, 2005
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  1,719   $  1,647              $  1,078
          United States               1,394      1,339                 1,242
          Mexico                        332        321                   337
          Eliminations                 (125)         -                     -
        ---------------------------------------------------------------------
                                      3,320      3,307   $    194      2,657
        Europe
          Euroland                    2,233      2,183                 1,128
          Great Britain                 216        213                    66
          Other European countries      137        101                    87
          Eliminations                  (53)         -                     -
        ---------------------------------------------------------------------
                                      2,533      2,497        (93)     1,281
        Rest of World                    57         50         (3)        83
        Corporate and Other             (56)         -         28        103
        ---------------------------------------------------------------------
        Total reportable segments  $  5,854   $  5,854   $    126      4,124
        Current assets                                                 6,603
        Investments, goodwill and
         other assets                                                  1,594
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 12,321
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                              Three months ended
                                               December 31, 2004
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  1,532   $  1,473              $  1,025
          United States               1,292      1,235                 1,028
          Mexico                        283        270                   320
          Eliminations                 (124)         -                     -
        ---------------------------------------------------------------------
                                      2,983      2,978   $    196      2,373
        Europe
          Euroland                    2,366      2,316                 1,257
          Great Britain                 234        216                    92
          Other European countries      142        107                   103
          Eliminations                  (66)         -                     -
        ---------------------------------------------------------------------
                                      2,676      2,639         29      1,452
        Rest of World                    40         36          3         61
        Corporate and Other             (46)         -         26         81
        ---------------------------------------------------------------------
        Total reportable segments  $  5,653   $  5,653   $    254      3,967
        Current assets                                                 6,281
        Investments, goodwill and
         other assets                                                  1,367
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 11,615
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                  Year ended
                                               December 31, 2005
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  6,513   $  6,215              $  1,078
          United States               5,714      5,468                 1,242
          Mexico                      1,123      1,071                   337
          Eliminations                 (551)         -                     -
        ---------------------------------------------------------------------
                                     12,799     12,754   $    733      2,657
        Europe
          Euroland                    8,714      8,533                 1,128
          Great Britain                 918        904                    66
          Other European countries      580        442                    87
          Eliminations                 (190)         -                     -
        ---------------------------------------------------------------------
                                     10,022      9,879         82      1,281
        Rest of World                   209        178          2         83
        Corporate and Other            (219)         -        131        103
        ---------------------------------------------------------------------
        Total reportable segments  $ 22,811   $ 22,811   $    948      4,124
        Current assets                                                 6,603
        Investments, goodwill and
         other assets                                                  1,594
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 12,321
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                  Year ended
                                               December 31, 2004
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  5,860   $  5,604              $  1,025
          United States               4,426      4,165                 1,028
          Mexico                        976        920                   320
          Eliminations                 (543)         -                     -
        ---------------------------------------------------------------------
                                     10,719     10,689   $    886      2,373
        Europe
          Euroland                    8,698      8,541                 1,257
          Great Britain                 928        897                    92
          Other European countries      514        384                   103
          Eliminations                 (207)         -                     -
        ---------------------------------------------------------------------
                                      9,933      9,822        176      1,452
        Rest of World                   162        142         10         61
        Corporate and Other            (161)         -         79         81
        ---------------------------------------------------------------------
        Total reportable segments  $ 20,653   $ 20,653   $  1,151      3,967
        Current assets                                                 6,281
        Investments, goodwill and
         other assets                                                  1,367
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 11,615
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) EBIT represents operating income before interest income or expense.

    11. SUBSEQUENT EVENTS

        On February 2, 2006, Magna acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ("CTS") for a cash purchase price of approximately (euro) 170 million plus assumed debt.

        CTS is one of the world's leading manufacturers of roof systems for the automotive industry and is based in Germany. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

    12. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

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